Filed pursuant to Rule 424(b)(3)
Registration No. 333-171914

Prospectus Supplement No. 1

Dated March 21, 2011

To Prospectus Dated March 3, 2011

OCZ Technology Group, Inc.

4,640,525 Shares of Common Stock
52,000 Shares of Common Stock issuable upon the exercise of outstanding Warrants

This prospectus supplement supplements the prospectus dated March 3, 2011 of OCZ Technology Group, Inc., which is part of a registration statement on Form S-1 (File No. 333-171914) filed with the Securities and Exchange Commission relating to the public offering and sale of securities by the selling stockholders as described therein.  This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus, as supplemented to date.

This prospectus supplement includes the attached Forms 8-K filed with the Securities and Exchange Commission on March 7, 2011 and March 18, 2011 respectively.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated March 3, 2011, as amended to date, with respect to the securities described above, including any amendments or supplements thereto.

Investing in our common stock is highly speculative and involves a high degree of risk.  You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 6 of the prospectus.

Neither The Securities And Exchange Commission Nor Any State Securities Commission Has Approved Or Disapproved Of These Securities Or Passed Upon The Adequacy Or Accuracy Of This Prospectus.  Any Representation To The Contrary Is A Criminal Offense.

The date of this prospectus supplement is March 21, 2011.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
Current Report
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 7, 2011

OCZ TECHNOLOGY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-34650	04-3651093
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6373 San Ignacio Avenue
San Jose, California  95119
(Address of principal executive offices)

Registrant’s telephone number, including area code: (408) 733-8400

Not applicable.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see   General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On March 7, 2011, OCZ Technology Group, Inc. (“OCZ”) issued a press release announcing its preliminary revenue for the fourth quarter and fiscal year ended February 28, 2011.  A copy of the press release is attached hereto as Exhibit 99.1.

The information contained herein, including the exhibits attached hereto, is furnished solely pursuant to Item 2.02 of this Form 8-K.  Consequently, it is not deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933.

Item 9.01	Financial Statements and Exhibits.

A list of exhibits filed herewith is contained on the Exhibit Index which immediately follows the signature page of this Form 8-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OCZ TECHNOLOGY GROUP, INC.

By:	/s/ Arthur F. Knapp, Jr.
Arthur F. Knapp, Jr. Chief Financial Officer

Date:	March 7, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release issued by OCZ Technology Group, Inc. dated March 7, 2011 (announcing OCZ Technology Group, Inc.’s preliminary revenue for the fourth quarter and fiscal year ended February 28, 2011).

EXHIBIT 99.1

OCZ TECHNOLOGY EXPECTS THAT FISCAL Q4 REVENUE INCREASED BY NEARLY 100%
TO A RECORD $64 MILLION

Fourth Quarter SSD Sales Expected To Increase 380% to $58 Million

SAN JOSE, CA—March 7, 2011—OCZ Technology Group, Inc. (Nasdaq: OCZ), a leading provider of high-performance solid-state drives (SSDs) for computing devices and systems, today announced it expects to report record revenue for its fiscal 2011 fourth quarter of approximately $64 million, an increase of nearly 100% from the $32.4 million reported in last year’s fourth quarter.  For the year ended February 28, 2011, revenues are expected to be approximately $189 million compared to $144 million in fiscal 2010.

In addition to the record quarterly and full year revenue expectations, the Company’s SSD products for fiscal fourth quarter are expected to be approximately $58 million compared to $12.1 million during the same period last year, and $41.5 million in the Company’s third quarter ending November 30, 2010.  This represents approximate increases of 380% year over year and 40% sequentially.  The expected Q4 SSD product mix of approximately 7% Consumer, 78% Server, and 15% Enterprise is generally consistent with prior quarters.

“We are pleased to have achieved record annual revenue while transitioning away from our historic focus on DRAM products, which comprised 50% of the Company’s revenue in its fiscal 2010 but less than 20% in fiscal 2011.  This successful transition was due to an anticipated 200% increase in SSD sales from fiscal 2010 to fiscal 2011.” said Ryan Petersen, Chief Executive Officer of OCZ.  “Moreover, we continue to see positive indicators of increased SSD demand on a global basis”.

Additional commentary pertaining to the Company’s results and any guidance for fiscal 2012 will be issued when the Company reports its full fourth quarter and fiscal year 2011 financial results, which is expected to be completed during April 2011.

The financial estimates set forth herein are unaudited and preliminary.  They remain subject not only to management’s final review, but also to audit by the Company’s independent accounting firm.

About OCZ Technology Group, Inc.
Founded in 2002, San Jose, CA-based OCZ Technology Group, Inc. (OCZ), is a leader in the design, manufacturing, and distribution of high performance and reliable Solid-State Drives (SSDs and premium computer components.  OCZ has built on its expertise in high-speed memory to become a leader in the SSD market; a technology that competes with traditional rotating magnetic hard disk drives (HDDs).  SSDs are faster, more reliable, generate less heat and use significantly less power than the HDDs used in the majority of computers today.  In addition to SSD technology, OCZ also offers high performance components for computing devices and systems, including enterprise-class power management products as well as leading-edge computer gaming solutions.  For more information, please visit: www.ocztechnology.com.

Forward-Looking Statements
Certain statements in this press release relate to future events and expectations, including our revenue estimates for fourth quarter and fiscal year 2011, and our SSD revenue estimate for the fourth quarter, and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of OCZ to be different from those expressed or implied in the forward-looking statements.  In this context, words such as “will,” “would,” “expect,” “anticipate,” “should” or other similar words and phrases often identify forward-looking statements made on behalf of OCZ.  It is important to note that actual results of OCZ may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, market acceptance of OCZ’s products and OCZ’s ability to continually develop enhanced products; adverse changes both in the general macro-economic environment as well as in the industries OCZ serves, including computer manufacturing, traditional and online retailers, information storage, internet search and content providers and computer system integrators; OCZ’s ability to efficiently manage material and inventory, including integrated circuit chip costs and freight costs; and OCZ’s ability to generate cash from operations, secure external funding for its operations and manage its liquidity needs.  Other general economic, business and financing conditions and factors are described in more detail in “Item 1A -- Risk Factors” in Part I in OCZ’s Annual Report on Form 10-K filed with the SEC on May 20, 2010 and statements made in other subsequent filings.  The filings are available both at www.sec.gov as well as via OCZ’s website at www.ocztechnology.com.  OCZ does not undertake to update its forward-looking statements.

Contacts:
OCZ Technology Group, Inc.
Bonnie Mott, Investor Relations Manager
408-440-3428
bmott@ocztechnology.com

Abhi Kanitkar
ICR, Inc.
646-277-1237
abhi.kanitkar@icrinc.com

United States

Securities And Exchange Commission

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  March 14, 2011

OCZ Technology Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-34650	04-3651093
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6373 San Ignacio Avenue
San Jose, California  95119
(Address of principal executive offices)

Registrant’s telephone number, including area code: (408) 733-8400

Not applicable.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

On March 14, 2011, OCZ Technology Group, Inc., a Delaware corporation (the “OCZ”), entered into a Share Purchase Agreement (the “Agreement”) by and among OCZ, Indilinx Co., Ltd., a company organized under the laws of the Republic of Korea (“Indilinx”), the shareholders of the Indilinx and DLS Law Firm, as Seller Representative.  Pursuant to the Agreement, OCZ agreed, upon the satisfaction or waiver of the conditions in the Agreement, to acquire all of the outstanding shares of Indilinx for a total purchase price of approximately $32.0 million to be paid at the closing as follows: (1) $568,459 in cash payable to the holders of vested and unvested Indilinx stock options, as may be adjusted under the terms of the Agreement (the “Cash Consideration”), and (2) shares of OCZ common stock with a value of approximately $31,431,540, as may be adjusted under the terms of the Agreement (the “Stock Consideration”), based on the volume weighted average of the closing prices of OCZ Common Stock as reported on the NASDAQ Global Market during the 10 trading days immediately preceding the earlier of (i) the date of the Agreement, (ii) the transactions are publicly disclosed or announced in the U.S. by OCZ, or (iii) the Closing Date (as defined in the Agreement).  The issuance of the Stock Consideration does not require registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(2) and Rule 506 promulgated thereunder, as well as Regulation S.

At the closing, OCZ will make a loan to Indilinx for that amount of funds required for Indilinx to pay off the entire balance of a certain loan in the principal amount of KRW 1,000,000,000 (approximately $900,000) (the “Loan”) and OCZ will also deliver a guarantee to the lender of Indilinx guaranteeing the payment obligations of Indilinx to the lender.

The closing of the transaction is conditioned upon customary closing conditions, including the receipt of any necessary regulatory approvals.

10% of the Stock Consideration will be placed in escrow to serve as security for any post-closing working capital and other adjustments and to cover any indemnification claims that OCZ may have under the Agreement for breaches of the representations, warranties and covenants made by Indilinx and the shareholders of Indilinx.

The Agreement is included to provide information regarding its terms.  It is not intended to provide any other factual information about OCZ or Indilinx. The representations, warranties and covenants contained in the Agreement were made solely for purposes of the Agreement and as of specific dates, were solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to stockholders. Stockholders of OCZ are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of OCZ or Indilinx.  Moreover, information concerning the subject matter of the representations and warranties may have changed after the date of the Agreement, which subsequent information may or may not be fully reflected in OCZ’s public disclosures.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 2.03.  Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above with respect to the Loan is incorporated herein by reference.

2

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 above with respect to the offer and issuance of the Stock Consideration to the shareholders of Indilinx pursuant to the Agreement is incorporated herein by reference.

The Stock Consideration that may be issued to the shareholders of Indilinx upon the satisfaction of the closing conditions set forth in the Agreement are expected to be issued in reliance on the exemptions from the registration provisions of the Securities Act set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering and Regulation S under the Securities Act relating to sales that occur outside the United States.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

10.1	Share Purchase Agreement, dated March 14, 2011, by and among OCZ, Indilinx, the shareholders of the Indilinx and DLS Law Firm, as Seller Representative.

3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OCZ Technology Group, Inc.

By:	/s/ Arthur F. Knapp, Jr.
Arthur F. Knapp, Jr. Chief Financial Officer

Date: March 18, 2011

4

Exhibit Index

Exhibit No.	Description

10.1	Share Purchase Agreement, dated March 14, 2011, by and among OCZ, Indilinx, the shareholders of the Indilinx and DLS Law Firm, as Seller Representative.

5

Exhibit 10.1

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of this 14th day of March, 2011 by and among OCZ Technology Group, Inc., a Delaware corporation (“Purchaser” or “OCZ”), Indilinx Co., Ltd., company organized under the laws of the Republic of Korea (the “Company”), the undersigned holders of all of the outstanding capital stock of the Company (each a “Seller” and collectively, the “Sellers”) and DLS Law Firm as Seller Representative.  A list of references to defined terms is set forth in Annex A to this Agreement.

RECITALS

WHEREAS, the Sellers collectively are the owners and holders of record of an aggregate of 1,806,980 shares of voting common stock of the Company, having a par value of KRW 500 per share (the “Common Shares”), 1,344,000 shares of Series A Preferred Stock of the Company, having a par value of KRW 500 per share (the “Series A Shares”), 755,936 shares of Series B Preferred Stock of the Company, having a par value of KRW 500 per share (the “Series B Shares”) and 498,751 shares of Series C Preferred Stock of the Company, having a par value of KRW 500 per share (the “Series C Shares”) (the Common Shares, Series A Shares, Series B Shares and Series C Shares collectively, the “Shares”), which constitute all of the issued and outstanding shares of equity interest in the Company;

WHEREAS, each Seller desires to sell to the Purchaser, and the Purchaser desires to purchase and acquire from each Seller, the number of Shares set forth opposite each Seller’s name on the consideration schedule attached hereto as Exhibit A (the “Consideration Schedule”), collectively aggregating to all of the Shares, on the terms and conditions hereinafter set forth; and

WHEREAS, the Purchaser, the Company and the Sellers desire to make certain representations and other agreements in connection with the transactions contemplated by this Agreement (the “Transactions”).

AGREEMENT

NOW, THEREFORE, for and in consideration of the mutual representations, warranties, promises and agreements herein made, the parties, intending to be legally bound, do hereby agree as follows:

1. Purchase and Sale of Shares.

1.1 Subject to all the terms and conditions of this Agreement, at the Closing, each Seller shall sell, transfer and deliver to the Purchaser, and the Purchaser shall purchase and acquire from each Seller, the number of Shares set forth opposite each Seller’s name on the Consideration Schedule attached hereto as Exhibit A, free and clear of any and all Encumbrances, for the consideration specified in Section 1.2 below.

1.2 Subject to the terms and conditions of this Agreement, the aggregate purchase price payable (the “Purchase Price”) by the Purchaser shall equal the Consideration. The Consideration shall be subject to adjustment as contemplated by Sections 2.2(c), 3.1(d) and 3.2(d), respectively, in which case the term “Consideration” (including the Cash Consideration and the Stock Consideration) shall refer to the Consideration as adjusted in accordance with Sections 2.2(c), 3.1(d) and 3.2(d) hereof and used accordingly.

1.3 The Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to OCZ Common Stock occurring on or after the date hereof but prior to the Closing.

1.4 For purposes hereof:

(a) “Average Closing Nasdaq Price” means the volume weighted  average of the closing prices of OCZ Common Stock as reported on the NASDAQ Global Market during the ten (10) trading days immediately preceding the earlier of the date that this Agreement or the Transactions are publicly disclosed or announced in the U.S. by the Purchaser or the Closing Date.

(b) “OCZ Common Stock” means the shares of common stock of the Purchaser, par value US$0.0025.

(c) “Consideration” shall equal (i) $568,459 (the “Cash Consideration,” as may be adjusted in the final Consideration Schedule) and (ii) that number of whole shares of OCZ Common Stock, rounded down, determined by dividing (x) $31,431,540 (as may be adjusted in the final Consideration Schedule) million, by (y) the Average Closing Nasdaq Price, subject to any adjustments set forth herein (the “Stock Consideration”).

2. Closing.

2.1 Subject to the satisfaction or waiver of all conditions to the Closing set forth in this Agreement, the consummation of the purchase and sale of the Shares (the “Closing”) shall take place on the close of business on March ___, 2011 at the offices of DLA Piper LLP (US), 701 Fifth Avenue, Suite 7000, Seattle, Washington, 98104-7044 or on such other date and at such other place or time as the parties hereto may agree upon in writing (the date on which the Closing occurs is referred to herein as the “Closing Date”).

2.2 At the Closing, the Purchaser shall (i) for the benefit of certain persons (the “Company Option Holders”) holding outstanding vested or unvested options to purchase Shares of the Company (“Indilinx Options”) pursuant to the Indilinx Option Plan, (A) incur an obligation to deliver or cause to be delivered to the Company, on the Option Payment Date, $136,749 of the Cash Consideration (as may be adjusted in the final Consideration Schedule) to the holders of unvested Indilinx Options, and (B) deliver or cause to be delivered to the Company $431,710 of the Cash Consideration (as may be adjusted in the final Consideration Schedule) to the holders of vested Indilinx Options, in each case by transfer of immediately available funds to the account of the Company specified in the wire instructions provided to the Purchaser (the “Company Bank Account”), in the proportions set forth as percentages opposite such Company Option Holders’ names under the heading “Percentage Cash Consideration to be Received” in Exhibit A (with holders of unvested Indilinx Options identified thereon by footnote), (ii) deliver or cause to be delivered to the Company, a loan (the “OCZ Loan”) for that amount of funds required for the Company to pay off the entire balance of that certain loan in the principal amount of KRW 1,000,000,000 dated March 28, 2008 from Woori Bank by transfer of immediately available funds to the Company Bank Account, (iii) deliver or cause to be delivered to SoftBank Ranger Venture Investment Partnership (“SoftBank”), the properly executed guarantee in the form attached hereto as Exhibit J under which the Purchaser guarantees the payment obligations of the Company to SoftBank (the “OCZ Guarantee”) and (iv) deliver or cause to be delivered to the Seller Representative, a copy of irrevocable instructions to the Purchaser’s transfer agent instructing the transfer agent to deliver to each Seller the Stock Consideration, be free and clear of all Encumbrances, except for Encumbrances under the Escrow Agreement, the Securities Act of 1933, as amended (the “Securities Act”) and state securities laws or the securities laws of any applicable non-U.S. jurisdiction, in genuine and unaltered form, in the proportions set forth as percentages opposite such Sellers’ names under the heading “Percentage of Stock Consideration to be Received” in Exhibit A; provided, however, that the Stock Consideration shall be paid to each Seller by way of transferring and delivering the corresponding number of shares of OCZ Common Stock to such account opened in the U.S. in such Seller’s name, or his, her or its agent’s name for  the benefit of such Seller or all the Sellers (it being noted that such account shall be specified by the Sellers in the wire instructions provided to the Purchaser), or if such account is not available, directly to each Seller; provided further, however, that the Consideration otherwise payable to the Sellers at the Closing shall be reduced (a) by 10% of the Stock Consideration (the “Escrow Amount”) which shall be delivered by the Purchaser to the Escrow Agent under an escrow agreement to be entered into on the Closing Date by the Purchaser, the Company, the Seller Representative and the Escrow Agent substantially in the form of Exhibit B hereto (with such reasonable modifications as the Escrow Agent may require) (the “Escrow Agreement ”), (b) for amounts owed to the Purchaser, if applicable, pursuant to Sections 3.1(d) and 3.2(d) below and (c) in the event that any of the employees listed on Appendix B hereto (the “Key Employees”) do not enter into Employment Agreements with the Purchaser, by such amount set forth opposite such Key Employee’s name under the heading “Consideration Value Reduction.”  Simultaneously at the Closing, the Company and the Sellers will assign and transfer to the Purchaser all right, title and interest in the Shares, free and clear of all Encumbrances, as evidenced by (y) a duly executed instrument of transfer with respect to the Shares, and (z) a copy of the updated register of shareholders of the Company, certified by the representative director of the Company reflecting the conveyance to the Purchaser of the Shares being purchased by the Purchaser at the Closing.

2.3 Escrow.  The Escrow Amount delivered by the Purchaser at the Closing pursuant to the Escrow Agreement shall be held in an escrow fund (the “Escrow Fund”) and shall serve as security for any post-closing adjustments pursuant to Sections 3.1(d) and 3.2(d) and the indemnification obligations of the Company and the Sellers in Section 9.  Releases from the Escrow Fund will be permitted in accordance with the terms and conditions of the Escrow Agreement. If there are no outstanding claims for indemnification by the Purchaser as of the date that is one (1) year following the Closing Date (the “Initial Escrow Release Date”), 50% of the Escrow Amount (less any amounts previously deducted to satisfy claims) shall be distributed by the Escrow Agent on such date to the Sellers in the proportions set forth as percentages opposite such Sellers’ names under the heading “Percentage of Escrow Distribution” in Exhibit A, representing the pro rata interest of each such Seller in the Escrow Fund (the “Escrow Distribution Schedule”).  If there are no outstanding claims for indemnification by the Purchaser as of the date that is two (2) years following the Closing Date (the “Escrow Termination Date”), the balance of the Escrow Amount shall be distributed by the Escrow Agent on such date to the Sellers in the proportions set forth as percentages on the Escrow Distribution Schedule.  If there are outstanding claims for indemnification by the Purchaser on the Escrow Termination Date, the Escrow Amount, less any amount subject to such outstanding claims, shall be distributed by the Escrow Agent on such date, to the Sellers in accordance with the Escrow Distribution Schedule; provided, that the remaining balance of the Escrow Amount shall be distributed to the Sellers in accordance with the Escrow Distribution Schedule upon final satisfaction of such outstanding claims in accordance with Section 9.  Final distribution of the Escrow Fund shall be made net of any accrued fees and expenses then outstanding.  If there is no Consideration remaining in the Escrow Fund, or if there is insufficient Consideration to effectuate the foregoing, after consultation with the Purchaser, the Seller Representative may deliver to the Escrow Agent a modified Escrow Distribution Schedule, which reallocates such fractions of shares as equitably as reasonably practicable amongst the Sellers.  The distribution of the Escrow Amount comprised of Stock Consideration hereunder shall be made by way of transferring and delivering the corresponding number of shares of OCZ Common Stock to such account opened in the U.S. in such Seller’s name, or his, her or its agent’s name for the benefit of such Seller or all the Sellers (it being noted that such account shall be specified by the Sellers in the wire instructions provided to the Purchaser), or if such account is not available, directly to each Seller.

2.4 Registration Rights Agreements.  On the Closing Date, the Purchaser shall enter into a registration rights agreement substantially in the form of Exhibit C with the Sellers (the “Registration Rights Agreement”).

2.5 Payment of Transfer Taxes and Fees.  All transfer, documentary, sales, use, stamp and registration taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions, shall be paid by Sellers when due, and Sellers will, at their own expense, file all necessary tax returns and other documentation with respect to all such taxes, fees and charges, and, if required by applicable law, the Purchaser will, and will cause its affiliates to, join in the execution of any such tax returns and other documentation.

2.6 Withholding.  The Purchaser shall be entitled to deduct and withhold from the Purchase Price or other payment otherwise payable pursuant to this Agreement, the amounts required to be deducted and withheld by the Purchaser under applicable tax law.  To the extent that amounts are so deducted and withheld: (i) the Purchaser shall furnish a statement to the Seller indicating the amounts deducted or withheld, and (ii) such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Seller in respect of whom such deduction and withholding was made.  Any amount so withheld will be promptly remitted to the appropriate tax authority.

2.7 Tax Consequences.  At Purchaser’s election, Purchaser shall be permitted to take such action as may be required to cause the transaction to qualify as a qualified stock purchase under Internal Revenue Code of 1986, as amended.

3. Purchase Price Adjustments.

3.1 Closing Liabilities.

(a) Not later than two (2) Business Days prior to the Closing, the Company shall provide the Purchaser with an estimated balance sheet of the Company as of the close of business on the Business Day prior to the Closing Date (the “Estimated Closing Balance Sheet”), an officer’s certificate certifying the calculation and aggregate amount of the Closing Liabilities as derived from the Estimated Closing Balance Sheet (the “Closing Liabilities Statement”) and reasonable documentation supporting the determination of the Closing Liabilities.  The Estimated Closing Balance Sheet and the Closing Liabilities Statement shall be prepared by Sellers and the Company in accordance with generally accepted accounting principles in Korea (“Korean GAAP”) applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies (the “Methodologies”) that were used in the preparation of the Company Financial Statements as if such Estimated Closing Balance Sheet and Closing Liabilities Statement were being prepared as of a fiscal year end; provided, however, that in the event there is a conflict between Korean GAAP and the Methodologies that were used in the preparation of the Company Financial Statements, the Methodologies under Korean GAAP shall be used in preparing the Estimated Closing Balance Sheet and the Closing Liabilities Statement.

(b) The amount of Closing Liabilities as set forth on the Closing Liabilities Statement shall not be included in the working capital calculation set forth in Section 3.2 below, but shall result in a direct reduction to the Purchase Price equal to the amount of such Closing Liabilities.

(c) The Purchaser shall have 60 Business Days following the Closing to review the calculation of the Closing Liabilities as set forth on the Closing Liabilities Statement.  The Sellers shall fully and promptly cooperate with the Purchaser in providing any information requested by the Purchaser for review of the Closing Liabilities Statement.  The calculation of the Closing Liabilities as set forth on the Closing Liabilities Statement shall have been deemed to have been accepted by the Purchaser unless within the 60 Business Day period after Closing the Purchaser shall deliver to Seller Representative a revised statement of its calculation of the Closing Liabilities (the “Revised Closing Liabilities Statement ”).  The Revised Closing Liabilities Statement shall be prepared in accordance with  Korean GAAP applied using the same Methodologies that were used in the preparation of the Company Financial Statements as if such Revised Closing Liabilities Statement was being provided to auditors in connection with a fiscal year end; provided, however, that in the event there is a conflict between Korean GAAP and the Methodologies that were used in the preparation of the Company Financial Statements, the Methodologies under Korean GAAP shall be used preparing the Revised Closing Liabilities Statement.  Upon the Purchaser’s delivery of the Revised Closing Liabilities Statement to the Seller Representative, the parties will mutually review the matter and negotiate in good faith for up to 30 Business Days (or such other period of time as the parties mutually agree) to attempt to agree on the calculation of the Closing Liabilities.  If the parties are unable to agree on the calculation of the Closing Liabilities within the 30 Business Day period specified in the preceding sentence, then the disputed portion(s) of such calculation shall be immediately submitted to a firm of independent registered public accountants mutually acceptable to the Purchaser and the Seller Representative for resolution.  Any decision of such accounting firm with respect to the disputed portion(s) of the calculation of Closing Liabilities shall be final and binding on the parties hereto.

(d) No later than 5 Business Days following the final determination of the Closing Liabilities in accordance with Section 3.1(c) above, the Purchase Price shall be adjusted as provided herein to reflect the Closing Liabilities determined.  If the Closing Liabilities as finally determined is greater than the amount stated in the Closing Liabilities Statement and previously deducted from the Purchase Price in accordance with Section 3.1(b) above, then the Purchaser shall instruct the Escrow Agent to deliver to the Purchaser out of the Escrow Fund the amount by which the Closing Liabilities exceeds such amount as provided in the Escrow Agreement.

(e) For the purposes of this Section 3.1, “Closing Liabilities” shall mean any amounts related the Company and Seller’s transaction expenses which remain unpaid as of the Closing.

3.2 Working Capital Adjustment to Purchase Price.

(a) Not later than two (2) Business Days prior to the Closing, the Company shall provide the Purchaser with a statement of the estimated Closing Working Capital, derived from the Estimated Closing Balance Sheet (“Estimated Closing Working Capital Statement”) along with reasonable documentation supporting the calculation of the estimated Closing Working Capital.  The Estimated Closing Working Capital Statement shall be prepared by Sellers and the Company in accordance with  Korean GAAP applied using the same Methodologies that were used in the preparation of the Company Financial Statements as if Estimated Closing Working Capital Statement were being prepared as of a fiscal year end; provided, however, that in the event there is a conflict between  Korean GAAP and the Methodologies that were used in the preparation of the Company Financial Statements, the Methodologies under Korean GAAP shall be used in preparing the Estimated Closing Working Capital Statement.

(b) If the amount of Closing Working Capital as set forth on the Estimated Closing Working Capital Statement is less than the Expected Working Capital Amount, an amount equal to the shortfall by which the Closing Working Capital as set forth on the Estimated Closing Working Capital Statement is less than the Expected Working Capital Amount shall be deducted from the Purchase Price to be paid at Closing.

(c) The Purchaser shall have 60 Business Days following the Closing to review the calculation of the Closing Working Capital as set forth on the Estimated Closing Working Capital Statement.  The Sellers shall fully and promptly cooperate with the Purchaser in providing any information requested by the Purchaser for review of the Estimated Closing Working Capital Statement.  The calculation of the Closing Working Capital as set forth on the Estimated Closing Working Capital Statement shall have been deemed to have been accepted by the Purchaser unless within the 60 Business Day period after Closing the Purchaser shall deliver to Seller Representative a balance sheet of the Company as of the close of business on the Business Day prior to the Closing Date (the “Revised Closing Balance Sheet”) and a statement of Closing Working Capital derived from the balance sheet of the Company as of the close of business on the Business Day prior to the Closing Date (the “Revised Closing Working Capital Statement”).  The Revised Closing Balance Sheet and the Revised Closing Working Capital Statement shall be prepared in accordance with  Korean GAAP applied using the same Methodologies that were used in the preparation of the Company Financial Statements as if such Revised Closing Balance Sheet was being provided to auditors in connection with a fiscal year end; provided, however, that in the event there is a conflict between  Korean GAAP and Methodologies that were used in the preparation of the Company Financial Statements, the Methodologies under  Korean GAAP shall be used preparing the Revised Closing Balance Sheet and the Revised Closing Working Capital Statement.  Upon the Purchaser’s delivery of the Revised Closing Balance Sheet and the Revised Closing Working Capital Statement to Seller Representative, the parties will mutually review the matter and negotiate in good faith for up to 30 Business Days (or such other period of time as the parties mutually agree) to attempt to agree on the calculation of Closing Working Capital.  If the parties are unable to agree on the calculation of Closing Working Capital within the 30 Business Day period specified in the preceding sentence, then the disputed portion(s) of such calculation shall be immediately submitted to a firm of independent registered public accountants mutually acceptable to the Purchaser and the Seller Representative for resolution.  Any decision of such accounting firm with respect to the disputed portion(s) of the calculation of Closing Working Capital shall be final and binding on the parties hereto.

(d) No later than 5 Business Days following the final determination of Closing Working Capital in accordance with Section 3(c) above, if Closing Working Capital as finally determined is less than the amount equal to the Expected Working Capital Amount less the amount, if any, of any shortfall previously deducted from the Purchase Price in accordance with Section 3(b) above, then the Purchaser shall instruct the Escrow Agent to deliver to the Purchaser out of the Escrow Fund the amount of the shortfall as provided in the Escrow Agreement.

(e) For purposes of this Section 3,

(i) “Closing Working Capital” means (A) the Included Current Assets of the Company less (B) the Included Current Liabilities of the Company, determined as of the close of business on the Business Day prior to the Closing Date.

(ii) “Expected Working Capital Amount” means a deficit of $3,398,822,565.

(iii) “Included Current Assets” means cash, cash equivalents, accounts, notes and other receivables, inventory, advance payments, prepaid expenses and taxes, and deferred tax assets of the Company.

(iv) “Included Current Liabilities” means accounts payable, tax withholdings, loans from shareholders, advances from customers, short-term borrowings, accrued expenses, government grants payable, and deferred revenue of the Company.

4. Representations and Warranties of the Sellers.  Each Seller, severally but not jointly, represents and warrants to the Purchaser as to such Seller that the statements contained in this Section 4 are true and correct.

4.1 Authority and Binding Obligation.  Each Seller has all requisite power and authority (and with respect to Sellers that are individuals, full legal capacity) to execute and deliver this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of such Seller.  This Agreement constitutes the valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

4.2 Title to Shares. Except as set forth in Section 4.2 of the Disclosure Schedule, each Seller has good and valid title to his, her or its Shares beneficially and of record, free and clear of any and all liens, encumbrances, claims, charges, options, security interests, pledges, rights of first refusal, or other title retention agreement or other restrictions of any kind whatsoever (“Encumbrances”), and has the sole right to transfer the Shares to the Purchaser. Except as set forth in Section 4.2 of the Disclosure Schedule, each Seller represents that other than with respect to this Agreement, such Seller is not a party to, or bound by, any agreement, instrument or understanding restricting the transfer of any of the Shares held by Seller or governing the voting of the Shares held by Seller.  Each Seller hereby confirms that the number and type of Shares as is set forth across such Seller’s name on Exhibit A hereto is true and correct in all respects.  All Shares held by such Seller are in uncertificated form.

4.3 No Conflicts.  The execution and delivery of this Agreement by each Seller does not, and the consummation of the Transactions will not, conflict with any other commitment or obligation of such Seller, or result in any violation of judgment, order, decree, statute, law, ordinance, rule or regulation applicable to such Seller.  Except for the reporting requirement under the Foreign Exchange Transaction Act of Korea, no consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality is required by or with respect to the Seller in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

4.4 No Breaches of Representations and Warranties of the Company.  To each Major Seller’s knowledge, no representation or warranty or other statement made by the Company in this Agreement or the certificates or exhibits required to be delivered by the Sellers or the Company hereunder at the Closing contains any untrue statement or omits to state a material fact necessary to make it, in light of the circumstances in which it was made, not misleading.  For purposes of this Agreement, “Major Sellers” means Bumsoo Kim, Hyun Mo Chung, Softbank Ranger Venture Investment Partnership, 2005 KIF-MVP IT Fund Partnership, NPC 07-2 MVP Capital Venture Fund Partnership, 09-6 MVP Venture Fund Partnership, Busan Venture Fund Partnership, Mirae Asset Good Enterprise Investment Fund II each of whom currently holds not less than three percent (3%) of the total outstanding shares of stock of the Company on a fully-diluted basis.

4.5 No Obligations or Agreements.  No Seller is a party to any agreement to which the Company is also a party nor does the Company have any obligation to any Seller for any claims, controversies, actions, causes of action, cross-claims, counter-claims, rights, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present.

4.6 Absence of Intellectual Property Rights.  Except as set forth in Section 4.6 of the Disclosure Schedule, no Seller owns or retains any right, title or interest in any patents, patent applications, inventions, trademarks, trademark registrations, trade names, service marks, copyrights, trade secrets, know-how, technology, software or other intellectual property used in or related to the business or operations of the Company.  Any of the foregoing of which a Seller was an inventor, author or originator have been fully and unconditionally assigned and conveyed to the Company prior to the Closing.

4.7 Legal Representation.  Each Seller has either consulted with such Seller’s own legal counsel and other advisors and representatives regarding the Transactions or, having had the opportunity to consult with such persons regarding the Transactions, has chosen not to do so.

4.8 Illiquid Shares; Restriction on Resales.  Each Seller acknowledges that the OCZ Common Stock issued pursuant to this Agreement has not been, and when issued, will not be registered under the Securities Act, the securities laws of any state of the United States or the securities laws of any other country.  To the extent that the Securities Act is applicable, the OCZ Common Stock may not be sold, transferred or otherwise disposed of without registration under the Securities Act or unless an exemption from registration is available.  In the absence of an effective registration statement covering such shares, to the extent that the Securities Act applies, each Seller acknowledges that such Seller may sell, transfer or otherwise dispose of such shares only in a transaction for which an exemption from registration under the Securities Act is available.  Each Seller further understands that there is no assurance that any exemption from registration under the Securities Act will be available or, if available, that such exemption will allow such Seller to dispose of or otherwise transfer any or all of the OCZ Common Stock under the circumstances, in the amounts or at the times such Seller might propose.  Each Seller understands and acknowledges that the certificate(s) evidencing the OCZ Common Stock to be issued or delivered pursuant to this Agreement shall bear OCZ’s standard form of Securities Act restrictive legend. Each Seller understands that such Seller may have to bear the economic risk of an investment in OCZ Common Stock to be received by such Seller pursuant to the Transactions for an indefinite period of time.

4.9 Accredited Investor; Investment Intent.  Each Seller is either (i) an “accredited investor” (as defined in Rule 501(a) under the Securities Act), or (ii) was outside the United States and was not a “U.S. person,” and was not purchasing for the account or benefit of a U.S. person (within the meaning of Regulation S under the Securities Act), and no offer (within the meaning of Regulation S under the Securities Act) was made to such Seller (or any other Person on its behalf) in the United States.  Each Seller either alone or with his, her or its representative, is capable of evaluating the risks and merits of owning the OCZ Common Stock. Each Seller is acquiring the OCZ Common Stock for investment only and not with a view to or intention of or in connection with any resale or distribution of such shares or any interest therein in violation of the Securities Act.  Each Seller is not aware of any general solicitation or general advertising (within the meaning of Rule 502 under the Securities Act), or any “directed selling efforts” (within the meaning Regulation S under the Securities Act) made in the U.S.  Each Seller that is not a U.S. Person (x) will not, during the distribution compliance period (within the meaning of Regulation S under the Securities Act) applicable to the Stock Consideration, offer or sell any of the foregoing securities (or create or maintain any derivative position equivalent thereto) in the United States, to or for the account or benefit of a U.S. Person or other than in accordance with Regulation S; and (y) will, after the expiration of the applicable distribution compliance period, offer, sell, pledge or otherwise transfer the Stock (or create or maintain any derivative position equivalent thereto) only pursuant to registration under the Securities Act or any available exemption therefrom and, in any case, in accordance with applicable state securities laws.

4.10 Unregistered Securities.  Each Seller has been advised and acknowledges that in issuing the OCZ Common Stock to such Seller pursuant hereto, OCZ is relying upon the exemption from registration provided for in Section 4(2) of the Securities Act and Regulation D promulgated thereunder and/or upon the Regulation S promulgated under the Securities Act.

4.11 Compliance with Law.  Each Seller hereby represents that such Seller has satisfied himself as to the full observance of the laws of any jurisdiction applicable to such Seller in connection with any acquisition of OCZ Common Stock hereunder or any use of this Agreement, including (a) the legal requirements within each jurisdiction applicable to such Seller for the acquisition of the OCZ Common Stock, (b) any foreign exchange restrictions applicable to such acquisition, (c) any governmental or other consents that may need to be obtained and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, exchange or other transfer of any OCZ Common Stock.  Each Seller’s subscription and payment for, and such Seller’s continued beneficial ownership of, the OCZ Common Stock will not violate any applicable securities or other laws of any jurisdiction applicable to such Seller.

4.12 Tax Liability.  Each Seller has reviewed with his, her or its own tax advisors the United States federal, state, local and foreign tax consequences of the receipt of the Consideration in exchange for such Seller’s Shares and the Transactions.  Each Seller relies solely on such advisors and not on any statements or representations of the Company, the Company’s counsel or any of the Company’s agents.  Each Seller understands that he, she or it (and not the Company) shall be responsible for his, her or its own tax liability that may arise as a result of this investment or the Transactions.

4.13 Foreign Investor.  Each Seller that is not a U.S. Person it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with the acquisition of the Stock Consideration or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the acquisition of the Stock Consideration, (ii) any foreign exchange restrictions applicable thereto, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Stock Consideration.  Each Seller’s acquisition pursuant to this Agreement of, and continued beneficial ownership of, the Stock Consideration will not violate any applicable securities or other laws of such Seller’s jurisdiction.

5. Representations and Warranties of the Company and the Major Sellers.  The Company and the Major Sellers jointly and severally represent and warrant to the Purchaser that the statements contained in this Section 5 are true and correct, except as disclosed in a document of even date herewith and delivered by the Company to the Purchaser on the date hereof referring to the representations and warranties in this Agreement (the “Disclosure Schedule”) which document may be delivered to the Purchaser and updated pursuant to this Agreement.  The Disclosure Schedule is arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Section 5; the disclosure in any such numbered and lettered Section of the Disclosure Schedule shall qualify only the corresponding subsection in this Section 5 (except to the extent disclosure in any numbered and lettered Section of the Disclosure Schedule is specifically cross-referenced in another numbered and lettered Section of the Disclosure Schedule); and the contents of such disclosures shall constitute representations and warranties as if such disclosures were contained herein.  For purposes of all representations and warranties in this Section 5 (unless the context clearly indicates otherwise), the “Company” shall be deemed to include any Subsidiaries of the Company.  As used herein, an entity shall be deemed to be a “Subsidiary” of a party if such party directly or indirectly owns, beneficially or of record, at least 50% of the outstanding equity interests of such entity.  In the Disclosure Schedule to be delivered to the Purchaser pursuant hereto, the Company shall be entitled to include disclosures for any and all sections of this Section 5, regardless of whether there is a reference to the Disclosure Schedule in such sections.  Following such delivery of the Disclosure Schedule to the Purchaser, the Seller may, from time to time, update (each, an “Update” and collectively, the “Updates”) the Disclosure Schedule by delivering such updated information to the Purchaser in writing, expressly stating the sections of the Disclosure Schedule that are to be so updated, and if so updated, the Disclosure Schedule as updated by such Updates shall supersede any previous Disclosure Schedule as of the date of such Update, provided that no Update may (i) materially change a disclosure that was known or should have been known at the time of the previous delivery of the Disclosure Schedule and (ii) disclose a violation of a covenant set forth in Section 7 hereto.

5.1 Organization and Qualification.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Korea (“Korea”).  The Company has full power and authority to conduct its business to the extent now conducted and as proposed to be conducted by the Company, and to own, use and lease its assets and properties.  The Company is duly qualified to do business and is in good standing in each jurisdiction in which the transaction of its business makes such qualification necessary.  The Company has provided to the Purchaser correct and complete copies of the articles of incorporation, certificate of incorporation, bylaws or other charter or equivalent organizational documents of the Company, as applicable, (the “Company Charter Documents”), each as amended to the date of this Agreement, and minutes of the Company’s meetings of its shareholders and boards of directors. The Company is not in default under or in violation of any provision of the Company Charter Documents, and its corporate filings with all applicable government, governmental, statutory, regulatory or administrative authority, agency, body or commission or any court, tribunal or judicial body, constituted anywhere in the world, whether it be national, federal, provincial, state, local or municipal (each, a “Governmental Authority”) are complete and up-to-date in all material respects.

(b) The Company is not in a state of insolvency or unable to meet its payment obligations as they become due and is not and has never been subject to a judicial reorganization, judicial liquidation or voluntary reorganization proceeding or any receivership or composition with creditors or collective bankruptcy proceedings provided for by applicable law, nor has it requested an extension period pursuant to applicable law.

(c) The Company has not conducted business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name.

5.2 Subsidiaries. Except for Indilinx, Inc., a California corporation and wholly owned subsidiary of the Company, as of the date hereof, the Company does not presently own or control, directly or indirectly, any equity interest in any other corporation, partnership, trust, joint venture, association or other entity.

5.3 Authority; No Conflict; Required Filings.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Agreement and other Transactions. The execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the Transactions, have been duly authorized by all corporate action on the part of the Company and no other corporate proceedings are necessary.

(b) This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or at law) (the “Equitable Exceptions”).

(c) The execution and delivery of this Agreement does not, and the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under: (i) the Company Charter Documents; (ii) subject to the governmental filings and other matters referred to in paragraph (d) below, any (A) Permit or law or (B) judgment, decree or order, in each case applicable to the Company, or by which any of the Company’s properties or assets are bound; or (iii) any loan or credit agreement, note, bond, mortgage, indenture, contract, agreement, lease or other instrument or obligation to which the Company  is a party or by which the Company’s properties are bound, except, in the case of clauses (ii) or (iii) above, for any such conflicts, violations, defaults or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d) Except for the registration requirement under the Foreign Investment Promotion Act of Korea, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions, except for such consents, approvals, orders or authorizations, or registrations, declarations or filings which, if not obtained or made, that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

5.4 Capitalization.

(a) The authorized shares of interest in the Company consist of 7,227,000 shares of common stock, having a par value of KRW 500 per share, and 8,399,000 shares of preferred stock, having a par value of KRW 500 per share, of which 4,032,000 shares are Series A Shares, 2,268,000 shares are Series B Shares, and 2,099,000 shares are Series C Shares.  Of the foregoing authorized shares of interest in the Company, 1,806,980 shares of common stock, 1,344,000 shares of Series A preferred stock, 755,936 shares of Series B preferred stock, and 498,751 shares of Series C preferred stock are issued and outstanding.  All of the issued and outstanding Shares are validly issued, fully paid-up, have been issued in full compliance with the Company Charter Documents and applicable law.  All issued and outstanding shares of the capital stock of the Company are in uncertificated form.

(b) As of the date hereof (i) there are 311,192 Shares reserved for issuance under the Company’s equity incentive grant program (the “Indilinx Option Plan”), (ii) Section 5.4(c) of the Disclosure Schedule sets forth outstanding Indilinx Options pursuant to the Indilinx Option Plan, and (iii) there are no warrants, convertible notes or other securities convertible or exchangeable for Shares or any rights thereto.  Except as described in this Section, there are no shares of voting or non-voting capital stock, equity interests or other securities of the Company authorized, issued, or reserved for issuance.  The Indilinx Option Plan has been duly authorized and approved by the Indilinx Board and the Sellers at the shareholders’ meeting.  All Company Option Holders have agreed to fully release all claims of equity or other ownership in the Company in exchange for their respective portion of the Cash Consideration.

(c) Exhibit A sets forth a complete and accurate list of all outstanding Shares owned beneficially and of record by each Seller, the Indilinx Options held by the Company Option Holders, and the pro rata interest of each such Seller and Company Option Holder in the proposed distribution of the Consideration (including allocations of the Escrow Fund).  Except as set forth in Exhibit A, no Person holds any beneficial interest in any Shares or Indilinx Options.

(d) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of the Company may vote.  Except as described in this Section, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Company or any of its Subsidiaries is a party or bound obligating Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Company.

(e) The Company has previously made available to the Purchaser a true, complete and correct list of (A) all the outstanding Shares and options and warrants to purchase Shares or share capital of any Subsidiary, including:  (i) the date of issuance or grant; (ii) the exercise price; (iii) the vesting schedule and expiration date; and (iv) any other material terms, including, without limitation, any terms regarding the acceleration of vesting, or required holding periods outside of the vesting schedule; and (B) all the outstanding shares and options and warrants to purchase shares or other equity of each such Subsidiary, including:  (i) the date of issuance or grant; (ii) the exercise price; (iii) the vesting schedule and expiration date; and (iv) any other material terms, including, without limitation, any terms regarding the acceleration of vesting, or required holding periods outside of the vesting schedule.

(f) There are no outstanding contractual obligations of Company to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or other security or equity interest of Company.  There are no stock-appreciation rights, security-based performance units, phantom stock or other security rights pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance or other attribute of Company.

(g) There are no voting trusts, proxies or other agreements, commitments or understandings of any character to which Company or, to the knowledge of Company, any of the shareholders of the Company is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of the Company.

(h) All of the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary are: (i) owned, directly or indirectly, by the Company free and clear of all Encumbrances, other than any Encumbrances created by this Agreement; and (ii) free of any restriction, including, without limitation (subject to the laws of Korea), any restriction which prevents the payment of dividends to Company or any of its Subsidiaries, or which otherwise restricts the right to vote, sell or otherwise dispose of such capital stock or other ownership interest, other than restrictions under the Securities Act, state securities laws or the securities laws of any applicable non-U.S. jurisdiction.

5.5 Financial Information.

(a) True and complete copies of the following have been delivered by the Company to the Purchaser: the audited balance sheet of the Company as of December 31, 2010, December 31, 2009 and December 31, 2008, and the audited statements of operations, shareholders’ equity and cash flows of the Company for each of the three years ended December 31, 2010, December 31, 2009 and December 31, 2008, together with the notes and schedules to such financial statements, accompanied by the report thereon of the independent auditors of the Company, in the form necessary to satisfy the Purchaser’s SEC filing obligations (collectively, the “Company Financial Statements”), it being understood that the audit report as of and for the year ended December 31, 2010 shall be delivered or prior to the Closing.

(b) The Company Financial Statements (i) have been prepared in accordance with Korean GAAP applied on a consistent basis throughout the periods involved except as may otherwise be indicated in the notes thereto, (ii) present fairly, in all material respects, the consolidated financial condition and results of operations of the Company  as of the dates thereof or for the periods covered thereby, except as otherwise noted therein, and (iii) fairly present, in all material respects, the financial condition and results of operations of the Company as of the dates thereof or for the periods covered thereby, except as otherwise noted therein.

(c) The Company has established and maintains a system of internal accounting controls that provide reasonable assurance that (i) transactions are executed in accordance with management’s general and specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with Korean GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.  To the knowledge of Company, Section 5.6(c) of the Disclosure Schedule sets forth all material weaknesses, significant deficiencies in the design or operation of, and changes in, the Company’s internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information.  The Company and its Subsidiaries do not have knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.6 Absence of Undisclosed Liabilities. Section 5.6 of the Disclosure Schedule sets forth a true and complete list of all Company liabilities or obligations, whether fixed, contingent, accrued, contingent, determined, determinable, choate, inchoate or otherwise, liquidated or unliquidated and whether due or to become due, which would be required to be recorded on a balance sheet under Korean GAAP other than liabilities reflected or reserved against on the most recent balance sheet dated as of February 28, 2011 (the “Balance Sheet”).

5.7 Absence of Changes.  Except as set forth in Section 5.7 of the Disclosure Schedule, since December 31, 2010, the Company has conducted its business in the ordinary course consistent with past practice and there has not occurred (a) any change, event or condition (whether or not covered by insurance) that has or could reasonably be expected to resulted in a Material Adverse Effect; (b) any acquisition, sale or transfer of any material asset of the Company other than in the ordinary course of business and consistent with past practice; (c) (i) any change in accounting methods or practices (including any change with respect to revenue recognition policies or any change in depreciation or amortization policies or rates) by the Company or (ii) any revaluation by the Company or any of its assets; (d) any Material Contract entered into by the Company, other than in the ordinary course of business and as provided to the Purchaser, or any material amendment or termination of, or default under, any Material Contract to which the Company is a  party or by which it is bound, other than in the ordinary course of business and as provided to the Purchaser; (e) any amendment or change to the Company Charter Documents; (f) any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its directors or employees other than increases or modifications with respect to non-executive employees in the ordinary course of business; (g) any action that, if taken on or after the date hereof without the consent of the Purchaser, would result in a violation of Section 7.2 hereof; (h) any acceleration of the shipment of Products to its customers outside of the ordinary course; or (i) any agreement by the Company to do any of the things described in the preceding clauses (a) through (h) (other than negotiations with the Purchaser and its representatives regarding the Transactions and similar negotiations with other third parties).

5.8 Contracts and Commitments.

(a) Except as set forth in Section 5.8 of the Disclosure Schedule, the Company has provided a true and correct copy of all Material Contracts.  “Material Contract” means any contract, agreement or commitment to which the Company is a party:

(i) with expected receipts or expenditures in excess of One Hundred Thousand Dollars ($100,000);

(ii) requiring the Company to indemnify any person;

(iii) relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(iv) granting any exclusive rights or “most favored nation” rights, rights of first refusal, rights of first negotiation and any other similar rights to any party;

(v) relating to, or evidences of, or guarantees of, or providing security for, indebtedness for borrowed or loaned money or for the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset);

(vi) with any director, officer or affiliate of the Company;

(vii) that is not entered in the ordinary course of business;

(viii) that in any way purports to restrict the business activity of the Company or to limit the freedom of the Company to engage in any line of business or to compete with the Company in any jurisdiction;

(ix) relating to the employment of, or the performance of services by, an employee or consultant, or pursuant to which the Company is or may become obligated to make any severance, termination, change of control or similar payment to any current or former employee or director; or pursuant to which the Company is or may become obligated to make any bonus, commission or similar payment (other than payments constituting base salary) to any current or former employee or director;

(x) (a) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (b) providing any person or entity with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, or (c) providing the Company with any right of first refusal with respect to, or right to repurchase or redeem, any securities;

(xi) containing any grant by the Company to a third party, or to the Company by a third party, of any assignment, license, covenant not to sue, consent, coexistence right, release, or immunity with respect to any Intellectual Property Rights (other than purchase orders with customers and vendors entered into in the ordinary course of business, employee invention assignment and non-disclosure agreements, and licenses of Intellectual Property Rights incident to the purchase of tangible properties), except for any of the foregoing related to the use of generally available, off the shelf, computer software for a total, enterprise-wide fee of no more than Ten Thousand U.S. Dollars ($10,000) in any year of the Material Contract;

(xii) creating a partnership, joint venture, research, development, teaming or other similar arrangement;

(xiii) for the purchase, sale, lease or other disposition of equipment, goods, materials, supplies, or capital assets, or for the performance of services which are not terminable without penalty on thirty (30) days’ notice (other than purchase orders with customers and vendors entered into in the ordinary course of business), in any case involving more than One Hundred Thousand Dollars ($100,000);

(xiv) under which the Company is lessor of or permits any third party to hold or operate any personal property owned or controlled by the Company, that cannot be terminated on sixty (60) days notice or less without payment of any material penalty by the Company;

(xv) providing for collective bargaining;

(xvi) granting powers of attorney or similar authorizations by the Company to third parties;

(xvii) that, as a result of the execution and delivery of this Agreement or the consummation of the Transactions, will require (or purports to require) the Company to grant any license or other right with respect to any of its Intellectual Property Rights, or be obligated to pay any material royalties or other amounts;

(xviii) creating or involving any manufacturer’s representative, broker, franchise, agency or dealer relationship; or

(xix) to which any Governmental Authority is a party or under which any Governmental Authority has any contractual rights or obligations;

(xx) that is otherwise material to the Company.

(b) With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and enforceable and in full force and effect with respect to the Company and, to the Company’s knowledge, is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, in either case subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity; (ii) the Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with its terms as in effect prior to the Closing, subject to the effect of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity; and (iii) except as set forth in Section 5.8(b)(iii) of the Disclosure Schedule, neither the Company nor, to the Company’s knowledge, any other party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default by the Company or, to the Company’s knowledge, by any such other party, or permit termination, modification or acceleration, under such Material Contract. Except as set forth in Section 5.8(b) of the Disclosure Schedule, no party to a Material Contract has threatened in writing termination, diminution of benefits to the Company, or non-renewal of, any Material Contract, nor has the Company received any written notice or written warning of any alleged material nonperformance, material delay in delivery or other material noncompliance by the Company. Except as set forth in Section 5.8(b) of the Disclosure Schedule, the Company is not a party to any oral contract or agreement.

(c) Other than contracts or agreements that are no longer in effect, the Company and its Subsidiaries are in compliance in all material respects with each contract or agreement (whether in writing or not) that (i) grants any exclusive rights of any kind, (ii) imposes any restriction on the Company or its Subsidiaries (A) to develop or distribute any technology; or (B) any other material restriction on the conduct of its business as currently conducted or as proposed to be conducted, except as set forth in Section 5.8(c) of the Disclosure Schedule.

5.9 Taxes.

(a) For purposes of this Agreement, a “Tax” (and, with correlative meanings, “Taxes” and “Taxation”) means any and all national, federal, state, provincial, municipal or local taxes imposed by any Governmental Authority responsible for the imposition or collection of any such tax (each, a “Tax Authority”), including but not limited to assessments and other charges, duties, impositions and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, gains, sales, use and occupation, value added, ad valorem, transfer, franchise, payroll, recapture, employment, imports, exports and licenses, together with excise, real and personal property and withholding (of services, wages/compensation, dividends, interest, gains and/or royalties) taxes, together with all interest, penalties and additions imposed with respect to such amounts and including any liability for Taxes of a predecessor entity, any liability for Taxes as a result of being a transferee of, or successor to, any Person; and “Returns” means any return, estimate, information statement, report or form relating to any and all Taxes including any schedule or attachment thereto, and including any amendment thereof.

(b) The Company is in compliance with all Tax laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, notices or other tax authorities of Korea and any other jurisdictions that are applicable to it.  The Company has not received any written claim or notice of violation of any such laws, except for such instances of non-compliance, if any, which would be immaterial to the Company.

(c) The Company has accurately prepared and timely filed all material Returns required to be filed by it with any Tax Authority concerning or attributable to the Company or to their operations, and all such Returns are true, complete and correct in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

(d) The Company:  (i) has paid all Taxes it is obligated to pay whether or not reflected on any Returns; (ii) has withheld all Taxes required to be withheld with respect to its employees or otherwise; (iii) has recorded sufficient provisions in the Balance Sheet to pay all material Taxes due at March 31, 2011, regardless of the date on which payment is due, in accordance with Korean GAAP; and (iv) has kept all material records that it is required to keep for Taxation purposes, such records being available for inspection at the premises of the Company.

(e) To the knowledge of the Company, there is no Tax deficiency outstanding, proposed or assessed against the Company that is not accurately reflected as a liability on the Balance Sheet, nor has the Company executed any waiver of any statute of limitations on or extended the period for the assessment or collection of any Tax, nor is there any pending audit, inspection, dispute, Action, or other examination regarding Taxes for which the Company may have liability.  The Company has not received any request for information in writing or written notice from Tax Authority in respect of any Tax Liability.  There are no liens relating to Taxes (“Tax Liens”) on any assets of the Company other than Permitted Encumbrances.

(f) The Company is not is a party to or bound by any Tax indemnity agreement, Tax-sharing agreement, Tax allocation agreement or similar contract or agreement with a Person other than a Subsidiary.

(g) The Company has no material liability for unpaid Taxes that has not been properly accrued for and reserved for on the Balance Sheet, whether asserted or unasserted, contingent or otherwise.

(h) The Company has at all times since their incorporation been resident for Taxation purposes in the current jurisdictions of their incorporation and nowhere else and will be so resident at the Closing and have never been subject to any form of Tax in any other jurisdiction as a result of carrying on business in said jurisdiction through a permanent establishment or fixed place of business.

(i) All material related party transactions involving the Company and any Subsidiary were and are in compliance with applicable U.S. and foreign transfer pricing principles.

(j) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) prepaid amount received on or prior to the Closing Date.

(k) The Company is in compliance with all requirements under all applicable laws and regulations of Korea to qualify for their exemptions from enterprise income tax or other tax benefits (the “Tax Benefits”), and the actual operations and business activities of the Company are sufficient to meet the qualifications for the Tax Benefits.  No submissions made to any Governmental Authority in connection with obtaining the Tax Benefits contained any misstatement or omission that would have affected the granting of the Tax Benefits.  The Company has not received notice of any deficiency in its respective applications for the Tax Benefits, and the Company aware of any reason why any the Company might not qualify for, or be in compliance with the requirements for, the Tax Benefits.  To the knowledge of the Company, none of the Tax Benefits will be jeopardized by the Transactions.

(l) The Company does not have liability for any Taxes of any other Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

(m) The Company has never entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations §§1.6011-4(b)(2) or 301.6111-2(b)(2).

5.10 Intellectual Property.

(a) For all purposes of this Agreement, the following terms have the following respective meanings:

(i) “Intellectual Property” means any or all of the following: (a) works of authorship, including without limitation, computer programs, whether embodied in firmware, software or otherwise (“Software”), documentation, designs, files and records; (b) inventions (whether or not patentable), improvements, and technology; (c) proprietary and confidential information, including technical data, customer and supplier lists and data, invention disclosures, trade secrets, show-how, know-how and techniques; (d) data, databases, data compilations and collections and technical data; (e)  methods, processes, devices, prototypes, schematics, bread boards, net lists, mask works, test methodologies and hardware and Software development tools; (f) websites, uniform resource locators and domain names; and (g) all instantiations of the foregoing in any form and embodied in any media.

(ii) “Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith: (a) all Korean, United States and other jurisdictional patents and utility models and applications therefor, and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries (“Patents”); (b) all trade secrets and other rights in privacy, data, know-how and confidential or proprietary information; (c) all copyrights, copyrights registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (d) all industrial designs and any registrations and applications therefor throughout the world; (e) all rights in websites, uniform resource locators and domain names and applications and registrations therefor (“Internet Properties”); (f) all rights in all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor (“Trademarks”); and (g) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(iii) “Company IP Licenses” means all the contracts, licenses and agreements to which the Company is a party with respect to any Intellectual Property or Intellectual Property Rights licensed to or by the Company, but not including any non-exclusive licenses granted in the ordinary course of business and not including any commercial, “off-the-shelf” licenses to Software made generally commercially available on standard terms from third party vendors for a total cost of  less than $10,000 USD (“Standard Commercial Software”).

(iv) “Company Intellectual Property” means all Intellectual Property and Intellectual Property Rights (a) used in the conduct of the business of the Company as currently conducted, , but not including Standard Commercial Software and (b) any other Intellectual Property and Intellectual Property rights owned by Company.

(v) “Company Licensed Intellectual Property” means all Company Intellectual Property Rights that are licensed from third parties.

(vi) “Company-Owned Intellectual Property” means any Intellectual Property and Intellectual Property Rights, including the Company Registered Intellectual Property Rights, that are owned by the Company.

(vii) “Company Products” means, collectively, all past and current products, Internet Properties, software or service offerings of the Company and all products and services currently under development by Company.

(viii) “Registered Intellectual Property Rights” means all Korean, United States, and other jurisdictional: (a) Patents, including applications therefor; (b) registered Trademarks, applications to register Trademarks, including intent-to-use applications, other registrations or applications related to Trademarks; (c) registrations of, and applications for the use of, Internet Properties; (d) Copyrights registrations and applications to register Copyrights; and (e) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority or Governmental Authority at any time.

(b) Company Registered Intellectual Property Rights.  Section 5.10(b) of the Disclosure Schedule lists all Registered Intellectual Property Rights owned, filed in the name of, or applied for, by the Company as of the date hereof (the “Company Registered Intellectual Property Rights”), including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made.

(c) Compliance.  Each item of Company Registered Intellectual Property Rights is currently in compliance with any mandatory legal requirements (including payment of filing, examination and maintenance fees and proofs of use) and, to the knowledge of the Company, is valid, subsisting and enforceable.  All required documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant patent, copyright, trademark, Internet, or other authorities in Korea, the United States or other jurisdictions, as applicable, for the purposes of applying for, perfecting and maintaining such Registered Intellectual Property Rights and recording the Company’s ownership interests therein.  Section 5.10(c) of the Disclosure Schedule includes a detailed description of any filings or payment of fees that are due to any Governmental Authority and other actions that must be taken from the date hereof until 120 days after the Closing in order to maintain any Registered Intellectual Property Rights and otherwise avoid prejudice to, impairment or abandonment of such Company Registered Intellectual Property.

(d) Non-Infringement. The operation of the business of the Company, as it is currently conducted, including the design, development, use, import, branding, advertising, promotion, marketing, operation, manufacture, importation, offering for sale and sale of Company Products, and the Company’s use of any Company Product or Company device or process used in the business of the Company as currently conducted (including the use and offering of its Internet Properties), has not, does not and will not infringe, misappropriate or violate the Intellectual Property Rights of any Person, and has not, does not and will not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and there is no substantial basis for a claim that may allege any of the foregoing.  The Company has not received any written notice of any infringement or violation with respect thereto. The Company has no liability in connection with (i) infringement or misappropriation of the Intellectual Property rights of any third party or for unfair competition or unfair trade practices under the laws of any jurisdiction or (ii) any breach of any contract relating to the use of Third Party Intellectual Property Rights.  The Company has not received any opinion of counsel that any Company Product or the operation of the business of the Company, as previously or currently conducted, or as currently proposed to be conducted by the Company, infringes or misappropriates any Third Party Intellectual Property Rights.

(e) Assignment. In each case in which the Company has acquired ownership of any Intellectual Property or Intellectual Property Right from any Person, the Company has obtained an irrevocable assignment of all rights in and to all such Intellectual Property and the associated Intellectual Property Rights to the Company. The Company has timely recorded or submitted for recordation, in accordance with applicable laws and regulations, each such assignment of a Registered Intellectual Property Right assigned to the Company with the relevant Governmental Authority. The Company has not assigned or otherwise transferred ownership of any Intellectual Property that is or was Company-Owned Intellectual Property to any third party, or knowingly permitted the Company’s rights in any Intellectual Property that is or was Company-Owned Intellectual Property to enter the public domain or, with respect to any Intellectual Property for which the Company has submitted an application or obtained a registration, lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

(f) Enforceability.  The Company has no knowledge of any facts or circumstances that would render any Company-Owned Intellectual Property invalid or unenforceable, nor has the Company taken, or failed to take, any action in the application for or prosecution of any Company Registered Intellectual Property that would be reasonably expected to render such Company Registered Intellectual Property invalid or unenforceable.

(g) Encumbrances. Except as set forth in Section 5.10(g) of the Disclosure Schedule, all Company Software Products and each item of Company-Owned Intellectual Property is free and clear of any Encumbrances

(h) Ownership.  Except as set forth in Section 5.10(h) of the Disclosure Schedule, the Company is the exclusive owner of, and has good and marketable title to, all Company-Owned Intellectual Property. Without limiting the generality of the foregoing, the Company (i) is the exclusive owner of all Trademarks and Internet Properties used in connection with the operation or conduct of the business of the Company, including the sale, distribution or provision of any Company Products and the operation of any websites by the Company and (ii) owns exclusively, and has good title to, all Copyrighted works that are included or incorporated into Company Products or which the Company otherwise purports to own. The Company has obtained written proprietary information and invention disclosure and assignment agreements from all current and former employees of the Company.  The Company has never retained any consultants.

(i) Service Agreements; Transfer or Lapse of Intellectual Property Rights. The Company is in compliance with all Company IP Licenses. The Company is in compliance in all respects with all contracts or agreements transferring ownership of, or granting any exclusive license of or right to use, or authorizing the retention of any exclusive rights to use or joint ownership of, any Company-Owned Intellectual Property, to any other Person.  The Company has not permitted the Company’s rights in such Company-Owned Intellectual Property to lapse or enter the public domain.

(j) Development of Company-Owned Intellectual Property by Third Parties. All Company-Owned Intellectual Property was written and created solely by either (i) employees of the Company acting within the scope of their employment or (ii) third parties who have irrevocably assigned all of their rights, including Intellectual Property Rights therein, to the Company. To the knowledge of the Company, no current or former employee, consultant or independent contractor of the Company (1) is in violation of any term or covenant of any Contract relating to employment, invention disclosure (including patent disclosure), invention assignment, non-disclosure or any other contract by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission; or (2) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.  To the knowledge of the Company, the employment of any employee of the Company or the use by the Company of the services of any consultant or independent contractor does not subject the Company to any liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company, whether the liability is based on contractual or other legal obligations to such third party.  Except as set forth in Section 5.10(j) of the Disclosure Schedule, no current or former employee, consultant or independent contractor of the Company has any right, license, claim or interest whatsoever in or with respect to any Company-Owned Intellectual Property.

(k) Development of Licensed Intellectual Property by Third Parties Specifically for the Company.  To the extent that any Intellectual Property or Intellectual Property Right developed or created by a third party for the Company was not assigned to the Company, the Company has a written agreement with the third party with respect thereto pursuant to which the Company has obtained a perpetual license to such third party’s Intellectual Property and Intellectual Property Rights sufficient for the conduct of its business.

(l) Neither the execution and delivery or effectiveness of this Agreement nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned Intellectual Property, or impair the right of the Purchaser or any other Person to use, possess, sell or license any Company-Owned Intellectual Property or portion thereof.  After the Closing, all Company-Owned Intellectual Property will be fully transferable, alienable or licensable by the Company without any restriction and without any payment of any kind to any third party beyond that imposed on the Company prior to and absent consummation of this Agreement.

(m) Rights to Use Third-Party Software. The Company has the right to use all software development tools, library functions, operating systems, data bases, compilers and all other third-party Software that are used in the operation of the Company, including any that are essential to the creation, modification, compilation, operation or support any Software that is Company-Owned Intellectual Property.

(n) Government Materials. No government funding, facilities of a university, college, other educational institution or research center or funding from third parties was used in the development of any Company-Owned Intellectual Property which would prevent the conduct of the business of the Company as it currently is conducted and as contemplated by the Company to be conducted, including, without limitation, the operation, design, development, manufacture, use, import, distribution and sale of Company Products, or that would require the granting of rights to, or an ownership interests in, any Company-Owned Intellectual Property funded by such entity.

(o) No Governmental Authority Restrictions. No Company-Owned Intellectual Property, Company Product or service of the Company is subject to any proceeding of a Governmental Authority or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Company.

(p) Material Royalty Obligations. Section 5.10(p) of the Disclosure Schedule lists as of the date hereof all Company IP Licenses with respect to any Company Licensed Intellectual Property for which the Company has paid or would be obligated to pay in the absence of the proposed transaction during the 3-year period following the Closing Date, more than US$75,000 (excluding all Standard Commercial Software).

(q) Company IP Licenses.  All Company IP Licenses are in full force and effect. The Company is not is in breach of nor has the Company failed to perform under, and the Company have received any written notice of any breach or failure to perform under, any of the Company IP Licenses and, to the knowledge of the Company, no other party to any such contract, license or agreement is in breach thereof or has failed to perform thereunder. The consummation of the Transactions will neither violate nor result in the breach, modification, cancellation, termination or suspension of any Company IP Licenses or entitle the other party or parties to such Company IP Licenses to terminate such Company IP Licenses. None of the Transactions will result in and of themselves in automatically granting any third party any rights to any Company-Owned Intellectual Property Rights based on a Company IP License that are in addition to, or greater than, such third party currently has under such Company IP Licenses, including any access to or release of any source code owned by or licensed to the Company. Following the Closing, the Company (as wholly owned by the Purchaser) will be permitted to exercise all of the Company’s rights under the Company IP Rights Agreements to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay. None of the Company IP Rights Agreements grants any third party exclusive rights to or under any Company Intellectual Property or grants any third party the right to sublicense any Company Intellectual Property.

(r) Disputes.  To the knowledge of the Company, there are no contracts, licenses or agreements between the Company and any other Person with respect to Company Intellectual Property under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company thereunder.

(s) No Third-Party Infringement; No Unauthorized Use.  To the knowledge of the Company, no Person is infringing or misappropriating any Company-Owned Intellectual Property Right. The Company has not brought any action, suit or proceeding for infringement or misappropriation of any Intellectual Property or breach of any Company IP License.

(t) Protection. The Company has taken all commercially reasonable steps under the circumstances to protect and preserve the confidentiality of all confidential or non-public information (“Confidential Information”) included in the Company Intellectual Property.  All use, disclosure or appropriation of Confidential Information owned by the Company by or to a third party has been pursuant to the terms of a written Contract between the Company and the third party.  All use, disclosure or appropriation of Confidential Information by the Company not owned by the Company has been pursuant to a written agreement between the Company and the owner of the Confidential Information, or is otherwise lawful.  All current and former employees and consultants of the Company having access to Confidential Information or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of the Confidential Information or proprietary information (in the case of proprietary information of the Company’s customers and business partners, to the extent required by such customers and business partners). The Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including personally identifiable information in the Company’s possession, custody or control.

(u) Schedule 5.10(u) of the Disclosure Schedule lists all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) (“Open Source Materials”) used by the Company in any way, and describes the manner in which the Open Source Materials were used (which description will include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company and the Company Product and the name of the file within the Company Product in which the Open Source Materials were used).

(v) The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company Intellectual Property or Company Products; (ii) distributed Open Source Materials in conjunction with any Company Intellectual Property or Company Products; or (iii) used Open Source Materials, in such a way that, with respect to (i), (ii), or (iii), creates, or purports to create obligations for the Company with respect to any Company Intellectual Property or grant, or purport to grant, to any third party, any rights or immunities under any Company Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no charge).

(w) To the knowledge of the Company, all Company Products sold, licensed, leased or delivered by the Company to customers and all services provided by or through the Company to customers on or prior to the Closing Date conform to applicable contractual commitments, express and implied warranties (to the extent not subject to legally effective express exclusions thereof), and conform in all material respects to applicable product or service specifications.  To the knowledge of the Company has no liability (and, to the knowledge of the Company, there is no legitimate basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against the Company giving rise to any material liability relating to the foregoing contracts) for replacement or repair thereof or other damages in connection therewith.

(x) Except as set forth in Section 5.10(x) of the Disclosure Schedule, neither the Company nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company source code or materials (“Source Code”).  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Person then acting on their behalf to any Person of any Company Source Code.  Schedule 5.10(x) of the Disclosure Schedule identifies each contract pursuant to which the Company has deposited, or is or may be required to deposit, with an escrow holder or any other Person, any of the Company Source Code, and describes whether the execution of this Agreement or any of the transactions contemplated by this Agreement, in and of itself, would reasonably be expected to result in the release from escrow of any Company Source Code.

(y) Except as set forth in Section 5.10(y) of the Disclosure Schedule, the Company is not now or has never been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property.  In addition, if any Company-Owned Intellectual Property were acquired from a Person other than an employee of or contractor to Company, then to the knowledge of the Company, such Person is not now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such IP Right.  The Company has no present obligation (and there is no substantial basis to expect that there will be a future obligation) to grant or offer to any other Person any license or right to any Company-Owned Intellectual Property by virtue of Company’s or to the knowledge of the Company, any other Person’s membership in, promotion of, or contributions to any industry standards body or any similar organization.

(z) Except for the Company’s provision of personally identifiable information of its officers and employees to the Purchaser in connection with this Agreement (for which all appropriate consents have been obtained), the Company has complied with all applicable legal requirements and its internal privacy policies relating to the use, collection, storage, disclosure and transfer of any personally identifiable information collected by the Company or by third parties having authorized access to the records of the Company.  The execution, delivery and performance of this Agreement, will comply with all applicable legal requirements relating to privacy and with the Company’s privacy policies.  The Company has not received a complaint regarding the Company’s collection, use or disclosure of personally identifiable information.

(aa) Except as set forth in Section 5.10(aa) of the Disclosure Schedule, none of the Company-Owned Intellectual Property, the Company Products, or the Company is subject to any proceeding or outstanding order, contract or stipulation (A) restricting in any manner the use, transfer, or licensing by the Company of any Company-Owned Intellectual Property or any Company Product, or which may affect the validity, use or enforceability of any such Company-Owned Intellectual Property or Company Product, or (B) restricting the conduct of the business of the Company in order to accommodate third party Intellectual Property rights.

(bb) The Company has not been sued in any suit, action or proceeding (or received any written notice or, to the knowledge of the Company, threat) which involves a claim of infringement or misappropriation of any Intellectual Property Right of any third party or which contests the validity, ownership or right of the Company to exercise any Intellectual Property Right. .  Except as set forth in Section 5.10(bb) of the Disclosure Schedule, the Company has not received any written communication that involves an offer to license or grant any other rights or immunities under any third party’s Intellectual Property Right.

5.11 Properties and Assets.

(a) Other than properties and assets disposed of in the ordinary course of business and except as would not reasonably be expected to have a Material Adverse Effect, the Company has good and valid title to all of their respective properties, interests in tangible properties and assets, real and personal, reflected on the Balance Sheet or acquired since December 31, 2010, or, in the case of leased properties and assets, valid leasehold interests in such properties and assets, or, in the case of properties in Korea, the legal right, power and authority to use and operate such properties, in each case free and clear of all Encumbrances, other than (i) Encumbrances for Taxes that are not yet due and payable or Encumbrances for Taxes being contested in good faith by an appropriate proceeding for which adequate reserves have been established, (ii) any mechanics Encumbrance or similar Encumbrance for labor, materials or supplies incurred in the ordinary course of business for amounts that are not delinquent, (iii) any Encumbrance (other than those relating to Taxes, mechanics Encumbrances or similar Encumbrance for labor, materials or supplies) that may arise by operation of law, and (iv) any Encumbrance that individually, or when aggregated with any other Encumbrances, is not material (“Permitted Encumbrances”).

(b) There is no real property owned by the Company.  All leases for leased real property of the Company as of the date hereof are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default (or event which with notice or the lapse of time, or both, would constitute a material default) that would give rise to a claim thereunder.  Since December 31, 2008, no lease has been materially amended or modified and the Company has not received notice that any such leases will be materially amended or modified within two (2) years following the Closing (including without limitation with respect to rental rates, leased space, rental terms, etc.). Since December 31, 2008, no termination notice has been served by the Company or any landlord.  The premises leased pursuant to the leases listed in Section 5.11(b) have not been subleased by the Company.  The Company is currently in compliance in all material respects with all obligations under all leases, including without limitation the payment of all rents and service charges.

(c) The facilities, property and equipment owned, leased or otherwise used by the Company are in a good state of maintenance and repair, free from material defects and in good operating condition (subject to normal wear and tear), and suitable for the purposes for which they are currently used, except, in each case, as would not reasonably be expected to result in a Material Adverse Effect.

5.12 Insurance.  The Company has provided to the Purchaser a true, correct and complete copy of each of the policies of insurance with respect to the business of the Company, each of which policies is in full force and effect. The Company has no knowledge that any insurance policy will not be renewed (upon the same terms and conditions as are currently in effect) upon the expiration thereof. There is no claim by the Company pending under any of such policies.  All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance in all material respects with the terms of such policies.  The Company’s current policy limits have not been materially eroded by the payment of claims, and none of the current insurers of the Company have filed for protection under any applicable bankruptcy laws or is otherwise in the process of liquidating.  There are no claims against the Company being handled under a reservation of rights letter.

5.13 Litigation.  Except as set forth in Section 5.13 of the Disclosure Schedule, there are no claims, disputes, legal actions, decrees, judgments, orders, settlement agreements, arbitration or other proceeding, suit or governmental investigation (“Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or its officers or directors. The Company is not subject to any outstanding, nor is in violation of or in default with respect to, any judgment, writ, injunction, settlement agreement, order, or decree.  The Company has not received written notice of, or is, to the knowledge of the Company, the subject of any potential Proceeding.  There is no judgment, decree or order against the Company, or to the knowledge of the Company, any of its respective directors or officers (in their capacities as such), that could prevent, enjoin or materially alter or delay any of the Transactions, or that would reasonably be expected to result in a Material Adverse Effect.

5.14 Compliance with Laws.

(a) The Company has conducted and is conducting its business in material compliance with all material laws, statutes, rules, regulations, decrees or orders of any governmental entity applicable to it and its properties. The Company has not received notice of, nor has the Company otherwise had or obtained knowledge of, any material violation of any material law, statute, rule, regulation, decree or order of any governmental entity, in each case applicable to the Company or any of its properties.  To the knowledge of the Company, no investigation or review by any Governmental Authority is pending or has been threatened against the Company.

(b) The Board of Directors of the Company has not authorized or directed any internal investigation that is currently being conducted by the Company or any third party at the request of the Company concerning any material illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

(c) Neither the Company nor, to the knowledge of the Company, any director, officer, employee or agent of the Company has:  (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful payments relating to political activity; or (ii) made any unlawful payment to any government official or employee or to any political party or campaign or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”).

(d) All Product registrations are current and valid.

(e) There has not occurred any event, happening or fact which threatens or otherwise puts into question the validity of any of the Company’s claims with respect to its Products.  The Company has not received any notice (written or oral) or correspondence from the Environmental Protection Agency or any other governmental or regulatory agency which questions the Company’s ability to sell, market or distribute its Products as currently being sold, marketed or distributed or which questions the Company’s claims made with respect to its Products.  To the Company’s knowledge, no governmental or regulatory agency is currently investigating or threatening to investigate any claim made by the Company with respect to its Products.

5.15 Employees and Consultants.

(a) Employment Contracts.  True and complete copies of each employment contract to which the Company is a party, with any Key Employee have been provided to the Purchaser, and such contracts are listed in Section 5.15(a) of the Disclosure Schedule.  To the knowledge of the Company, no Key Employee is in violation of any term of any employment contract, confidentiality or other proprietary information disclosure agreement or any other agreement or contract relating to the right of any such Key Employee to be employed by the Company.  Except as otherwise contemplated in this Agreement, to the knowledge of the Company, neither the execution and delivery of this Agreement, nor the performance of the Transactions, will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any material payment (including severance payments, payments under any other agreements or unemployment compensation payments) becoming due to any director, officer or any Key Employee under any Plan, under the laws of Korea or otherwise, (ii) materially increase any benefits otherwise payable under any Plan or (iii) result in any acceleration of the time of payment or vesting of any material benefits. The Key Employees have entered into the Employment Agreements (which shall become effective upon the Closing).

(b) Labor Relations.  As of the date hereof, there is no unfair labor practice, charge or complaint or other proceeding pending or, to the knowledge of the Company, threatened against the Company.  The Company is in material compliance with all laws applicable to such entities respecting employment and employment practices, terms, and conditions of employment, and wages and hours.  The Company is not a party to and does not have any liability with respect to any collective bargaining agreement or other labor union contract applicable to Persons employed by the Company, nor do any of the Company know of any activities or proceedings of any labor union or other Person to organize any such employees.  As of the date hereof, there is no labor strike, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or affecting the Company, nor has there been any such activity within the past two (2) years.

5.16 Employee Benefit Matters.

(a) The Company has delivered to the Purchaser accurate and complete copies of all Company Benefit Plan documents maintained by the Company or covering any employee of the Company.  Except as required by law, or in the ordinary course of business consistent with the terms of the Company Benefit Plans, or past practice, the Company has not scheduled or agreed upon future increases of benefit levels (or creation of new benefits) with respect to any Plan, and no such increases or creation of benefits have been proposed, made the subject of representations to employees or requested or demanded by employees under circumstances which make it reasonable to expect that such increases would be granted.  No loan is outstanding between the Company and any employee of the Company other than cash advances to such employee in the ordinary course. For purposes of this Agreement, (i) “Company Benefit Plan” any Plan that the Company, or any Affiliate, sponsors, maintains, has any obligation to contribute to, has or may have liability under or is otherwise a party to, or that otherwise provides benefits for employees, former employees, independent contractors or former independent contractors (or their dependents and beneficiaries) of the Company, on the date of this Agreement or at any time subsequent thereto and on or prior to the Closing Date and (ii) “Plan” means any employment, consulting, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, equity (or equity-based), leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, dental, vision, welfare, accident, disability, workmen’s compensation or other insurance, severance, separation, termination, change of control, collective bargaining or other benefit plan, understanding, agreement, practice, policy or arrangement of any kind, whether written or oral.

(b) Each of the Company Benefit Plans is, and its administration (including with respect to reporting and disclosure) is and has been, in material compliance with, its terms and with applicable law (including all tax rules compliance with which is required for any intended favorable tax treatment).

(c) To the knowledge of the Company, there are no pending or threatened claims by or on behalf of any Company Benefit Plan, by any Person covered thereby, or otherwise, which allege violations of any applicable laws or regulations which would reasonably be expected to result in a material liability on the part of the Purchaser, the Company or any fiduciary of any Company Benefit Plan, nor is there any basis for such a claim.

(d) All contributions, premiums and other payments required under applicable laws or regulations or any Company Benefit Plan or other agreement to be made under any such Plan have been made by the due date thereof, and any and all contributions, premiums and other payments with respect to compensation or service before and through the Closing, or otherwise with respect to periods before and through the Closing, due from the Company to, under or on account of each Company Benefit Plan shall have been paid prior to Closing or shall have been fully reserved and provided for in the Company Financial Statements.

(e) The Company is not in default in performing any of its contractual obligations under any of the Company Benefit Plans.

(f) To the knowledge of the Company, and without limiting the generality of any other provision of this Section 5.16, no event has occurred and no condition exists, with respect to any Plan, that has subjected or would subject the Purchaser, the Company, or any of their respective Subsidiaries or any successor thereto, to any material Tax, fine, penalty or other liability (other than a liability arising in the normal course to make contributions or payments, as applicable, when ordinarily due under the Company Benefit Plans with respect to employees of the Company.

(g) The Company has never maintained, contributed to or had any liability with respect to any Plan that is or was ever subject to any federal, state or local law in the United States, nor have any of them ever had employees located in the United States.

(h) Each of the Company has made all mandatory contributions in respect of or on behalf of all its employees in accordance with the applicable laws of Korea.

5.17 Indebtedness.  Section 5.17 of the Disclosure Schedule sets forth a list of all agreements and other instruments under which the Company is indebted for borrowed money.  The Company is not in default under any of the agreements or other instruments listed in Section 5.17 of the Disclosure Schedule, nor is the Company aware of any event that, with the passage of time, or notice, or both, reasonably could be expected to result in an event of material default thereunder.

5.18 End-users, Distributors and Suppliers.

(a) The Company has provided to the Purchaser complete and accurate copies of all current agreements with each of distributor of its Products. The Company does not have a present intention to terminate its relationship with any distributor.  There has not occurred any event, happening, or fact which would lead the Company to reasonably believe that any distributor of the Company’s Product intends to materially reduce the volume of business transacted by such distributor with the Company.

(b) Section 5.18(b) of the Disclosure Schedule sets forth (i) a list of all suppliers and vendors (excluding employees and consultants to the Company) that received more than One Hundred Thousand Dollars ($100,000) from the Company during the calendar year ended December 31, 2010 (the “Key Suppliers”) and identifies the amounts paid to such Key Suppliers for the relevant period(s) and (ii) the names of all sole or limited source suppliers or vendors of significant services or materials to the Company to which there are no or few practical alternatives available on comparable terms and conditions (“Limited Source Suppliers”).  The Company has provided to the Purchaser complete and accurate copies of all current agreements with each of the Key Suppliers and Limited Source Suppliers and any amendments thereto. The Company does not have a present intention to terminate its relationship with any of the Key Suppliers or Limited Source Suppliers.  There has not occurred any event, happening, or fact which would lead it to reasonably believe that any Key Supplier or Limited Source Supplier will not continue to supply substantially the same level and type of products or services purchased by the Company under similar terms and conditions.

(c) The Company has not received any written or oral notice indicating, and no event, happening or fact which would likely lead the Company to reasonably believe, that any end-users of the Company that accounted for more than One Hundred Thousand Dollars ($100,000) of the net revenues of the Company for the calendar year ended December 31, 2010 (the “Key End-Users”), distributor, Key Supplier or Limited Source Supplier, intends to cease dealing with the Company, (ii) is materially dissatisfied with the Company’s Products or otherwise with its relationship with the Company, or (iii) is threatened with bankruptcy or insolvency.  “Product” shall mean any product manufactured, developed, sold, marketed, or distributed by the Company at any time prior to the Closing.

(d) Since December 31, 2010, other than in the ordinary course of business consistent with past practice, the Company has not established, terminated or maintained any sales incentive or bonus program, trade promotion spending or allowance (including customers allowances and performance-based promotion spending), or other trade practices or policies, whether for the benefit of customers, distributors, suppliers, employees or representatives of the Company or any of its Subsidiaries, that would reasonably be expected to materially increase trade inventories or materially accelerate shipments of the Products. Since December 31, 2010, the Company has not materially changed or made a material exception to any policy of the Company regarding the return of Products shipped to customers.

(e) Since December 31, 2010, except as in the ordinary course of business consistent with past practice, the Company has not (i) taken or currently intends to take any action with regard to any material adjustment of price or terms not announced prior to the date of this Agreement related to the end-users, suppliers or distributors of the Company or (ii) materially amended, modified or altered, or intends to materially amend, modify or alter, the pricing schedule or pricing list for any Product, including providing promotions, coupons, discounts or price increases.

5.19 Product Liability.  The Company has not been notified in writing of any claims for (and the Company has no knowledge of any threatened claims for), and there have not been, any Product recalls or warranty obligations relating to any Product other than in the ordinary course of business consistent with past practice. The Company has not, within the three (3) years prior to the Closing Date, had any material liability arising out of any injury to individuals or property as a result of the ownership, possession or use of any Product. To the knowledge of the Company, no facts or circumstances exist that would reasonably be likely to give rise to any future material liability of the Company arising out of any injury to individuals or property as a result of the ownership, possession or use of any Product.

5.20 Inventory.  Except for inventory not included on the Balance Sheet, the items of Inventory of the Company are suitable, usable, and salable in the ordinary course of business without material discount or reduction, materially conform to generally accepted standards in the industry of which the Company is a part, are free of material defects, materially meet the Company’s current standards and specifications and comply in all material respects with applicable laws, are at levels consistent with past practices of the business of the Company, and are physically present without material damage or loss. “Inventory” means any finished products, any works-in-progress or other inventory, wherever located and whether held by the Company, or any third parties, including all samples, promotional displays, packaging, supplies, purchased parts and goods and damaged or fragmented inventory, net of any applicable allowances or reserves determined in accordance with Korean GAAP.

5.21 Tangible Assets.  The interests of the Company in its assets (tangible and intangible) constitute all of the interests in such assets that are required to conduct the business of the Company in a manner, and at levels of activity and productivity, consistent with the manner and levels at which such businesses are currently conducted by the Company. The machinery, equipment and other tangible assets that the Company owns are free from material defects (patent and latent), have been maintained in accordance with normal industry practice, generally are in good operating condition and repair (subject to normal wear and tear), conform in all material respects to all applicable laws relating to their use and operation, are suitable for the purposes for which they are being used, and are generally sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted prior to the Closing.

5.22 Environmental Matters. With respect to environmental matters:

(a) The Company is in compliance with all applicable Environmental Laws.

(b) The Company has not received any Environmental Claim or notice of any threatened Environmental Claim.

(c) The Company has not entered into, has agreed to, or is subject to, any decree or order or other similar requirement of any Governmental Authority under any Environmental Laws.

(d) The Company has not released Hazardous Substances into the environment in violation of Environmental Laws or in a manner that would reasonably be expected to result in material liability under Environmental Laws, and, to the knowledge of the Company, no other Person has released Hazardous Substances into the environment at any property currently owned or operated by the Company in violation of Environmental Laws or in a manner that would reasonably be expected to result in material liability to the Company under Environmental Laws.

(e) There are no material environmental investigations, studies, audits, tests, reports, reviews or other analyses conducted by or on behalf of, or that are in the possession of, the Company or any Affiliate of the Company in relation to any premises presently or formerly owned, used, leased or occupied by the Company.

(f) Definitions.  For all purposes of this Agreement, the following terms have the following respective meanings:

(i) “Environmental Claim” means any claim, action, cause of action, investigation, demand, letter, request for information or notice (written or oral) by any Person alleging potential liability (including potential liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, release or threatened release of any Hazardous Substance, or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(ii)  “Environmental Law” means any applicable law, treaty or governmental restriction or agreement with any Governmental Authority which is in effect in the jurisdictions in which the Company operates relating to the protection, investigation or restoration of the environment (including natural resources) or the health or safety of human or other living organisms, including the manufacture, introduction into commerce, export, import, processing, distribution, use, generation, treatment, storage, handling, presence, disposal, transportation, release or management of, or other activities with respect to, Hazardous Substances, in each case as in effect from time to time prior to, on and after the Closing.

(iii) “Hazardous Substance” means (i) any petroleum or petroleum products, flammable explosives, radioactive materials, medical waste, radon, asbestos or asbestos-containing products or materials, chlorofluorocarbon-hydrofluorocarbon, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs) or lead-containing paint or plumbing; and (ii) any element, compound, substance, waste or other material that is regulated under any Environmental Law or is defined as, or included in the definition of, or deemed by or pursuant to any Environmental Law or by any Governmental Authority to be “hazardous,” “toxic,” a “contaminant,” “waste,” a “pollutant,” “hazardous substance,” “hazardous waste,” “restricted hazardous waste,” “hazardous material,” “extremely hazardous waste,” a “toxic substance,” a “toxic pollutant” or words with similar meaning (in any language).

(iv) “Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Authority.

5.23 Permits.  Each license, permit, franchise, approval, registration, certificate and authorization issued by any Governmental Authority necessary for the conduct of the business of the Company as presently conducted and the ownership and operation of their respective properties and other assets (the “Permits”), is valid and in full force and effect as of the date hereof, no Permit is subject to any Encumbrance, other than a Permitted Encumbrance, and there is no material default under any Permit or, to the knowledge of the Company, any condition that would reasonably be expected to form the basis for the assertion of any default thereunder.

5.24 Brokers.  No broker, finder, investment banker or other financial advisor is entitled to any brokerage, finder’s or other fee, commission, or remuneration in connection with the Transactions based upon arrangements made by or on behalf of the Company.

5.25 Interested Party Transactions.  Except as set forth in Section 5.25 of the Disclosure Schedule, the Company is not indebted to any director, officer, employee or agent of the Company (except for amounts due as normal salaries, commission and bonuses and in reimbursement of ordinary expenses), and no such Person is indebted to the Company.  No (a) stockholder, (b) officer, director or Affiliate of the Company, (c) immediate family member of any such officer, director or Affiliate, or of a stockholder, and (d) Person controlled by any one or more of the foregoing (excluding the Company) (collectively, the “Related Parties”): (i) owns, directly or indirectly, any interest in (excepting not more than 5% stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any Person (other than the Purchaser) which is, or is engaged in business as, a competitor, lessor, lessee, customer, distributor, sales agent, or supplier of the Company (ii) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Company uses which is necessary for the conduct of its business, (iii) has within the twelve (12) months prior to the date of this Agreement brought any action, suit or proceeding against the Company; or (iv) on behalf of the Company, has, within the twelve months prior to the date of this Agreement, made any payment or commitment to pay any commission, fee or other amount to, or purchase or obtain or otherwise contract to purchase or obtain any goods or services from, any corporation or other Person of which any officer or director of the Company, or an immediate family member of the foregoing, is a partner or stockholder (excepting stock holdings solely for investment purposes in securities of publicly held and traded companies).  The Company is not a party to any material transaction with any Related Party on other than arm’s-length terms.

5.26 Accounts Receivable.  The accounts and notes receivable of the Company reflected on the Company Financial Statements, and all accounts receivable arising subsequent to the date thereof, (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) to the knowledge of the Company, are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (iii) to the knowledge of the Company, are not subject to any valid set-off or counterclaim, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale or return basis or subject to any other repurchase or return arrangement, and (v) are not the subject of any Action brought by or on behalf of the Company, other than Actions for collection in the ordinary course of business with respect to amounts that are not material to the Company, taken as a whole.  Any security arrangements securing the repayment or other satisfaction of receivables of the Company are legal, valid, binding and enforceable, and all steps necessary to perfect security interests in any related collateral, have been taken.

5.27 Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon the Company which has or would reasonably be expected to have (after giving effect to the Transactions) the effect of prohibiting or impairing in any material respect any current business practice of the Company, any acquisition of property by the Company or the conduct of business by the Company as currently conducted.

5.28 Sufficiency of Disclosure.  No representation or warranty or other statement made by the Company or the Sellers in this Agreement or the certificates or exhibits required to be delivered by the Company hereunder at the Closing contains any untrue statement or omits to state a material fact necessary to make it, in light of the circumstances in which it was made, not misleading.  To the Company’s knowledge, all documents provided to the Purchaser by the Company in connection with the Transactions are complete and accurate in all material respects.

6. Representations and Warranties of the Purchaser.  The Purchaser represents and warrants to each Seller and the Company that the statements contained in this Section 6 are true and correct.

6.1 Organization and Qualification.  The Purchaser is a Delaware corporation duly, validly existing and in good standing under the laws of the State of Delaware.  The Purchaser has all requisite power and authority to enter into this Agreement and to consummate the Transactions.

6.2 Authority and Binding Obligation.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of the Purchaser.  This Agreement constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by the laws of bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and except as the availability of equitable remedies may be limited by general principles of equity.

6.3 Issuance of OCZ Common Stock.  The issuance and delivery of the OCZ Common Stock as Consideration in accordance with this Agreement shall be duly authorized by all necessary corporate action on the part of the Purchaser, and, when issued (upon valid delivery of the Shares by the Sellers), such shares of OCZ Common Stock will be duly and validly issued, fully paid and non-assessable.

6.4 No Conflicts.  The execution and delivery of this Agreement by the Purchaser does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of payment, termination, cancellation or acceleration of any material obligation or loss of any material benefit, or result in the imposition of any Encumbrance on any assets or property of the Purchaser, under (a) any of the organizational documents of the Purchaser or (b) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchaser’s properties or assets.  No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

6.5 Brokers’ and Finders’ Fee.  Except for any fee payable to Merriman Capital, Inc., the Purchaser has not incurred or become liable for any broker’s commissions or finder’s fee relating to or in connection with the Transactions, or otherwise dealt with any brokers or finders in connection herewith or any of the Transactions.

7. Understandings and Covenants.

7.1 Mutual Cooperation.  The parties hereto will cooperate with each other to obtain as promptly as possible all consents, authorizations, orders or approvals of any third party, whether private or governmental, required in connection with the Transactions.  The parties hereto will coordinate and cooperate with one another in exchanging such information and reasonable assistance as the other may request in connection with all of the foregoing.  Each of the parties shall also use reasonable efforts to cause its conditions to Closing as set forth in Sections 8.1 and 8.2 to be satisfied as soon as reasonably possible.

7.2 Conduct of the Business Pending Closing.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except to the extent expressly contemplated by this Agreement or as consented to in writing by the Purchaser, the Company agrees to carry on the business of the Company in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all reasonable commercial efforts to preserve intact the Company’s present business organizations, keep available the services of the Company’s present officers and key employees and preserve its relationships with end-users, suppliers, distributors, licensors, licensees and others having business dealings with it.  Without limiting the foregoing, except as expressly contemplated by this Agreement, the Company shall not do, cause or permit any of the following, without the prior written consent of the Purchaser:

(a) Cause or permit any amendments to the Company Charter Documents;

(b) Split, combine or reclassify the Company’s capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company’s capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of the Company’s capital stock;

(c) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of the Company’s capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(d) Sell, lease, license or otherwise dispose of or encumber the Company’s properties or assets that are material, individually or in the aggregate, to the Company’s business, other than in the ordinary course of business consistent with past practices;

(e) Incur any indebtedness for borrowed money, or guarantee any such indebtedness, or issue or sell any debt securities or guaranty any debt securities of others;

(f) Enter into, terminate or amend any agreement that is or would be a Material Contract;

(g) Reduce the amount of any insurance coverage provided by existing insurance policies;

(h) Terminate or waive any right of substantial value;

(i) Hire any employee (other than non-executive employees hired for replacement purposes), pay any bonus, special remuneration or special noncash benefit (except payments and benefits made pursuant to written agreements outstanding on the date hereof or except for cash bonuses disclosed to the Purchaser in writing prior to the provision thereof), or increase the benefits, salaries or wage rates of the Company’s employees;

(j) Terminate the employment of any officer or director of the Company, grant or pay any severance or termination pay or benefits to any officer or director of the Company, except for payments made pursuant to written agreements outstanding on the date hereof;

(k) Commence a lawsuit other than in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Company’s business, provided that it consults with the Purchaser prior to the filing of such a suit;

(l) Acquire or agree to acquire by merging with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets that are material individually or in the aggregate, to its business;

(m) Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Return or any amendment to a material Return, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(n) Revalue the Company’s assets, including without limitation writing off notes or accounts receivable other than in the ordinary course of business or as required by changes in generally accepted accounting principles;

(o) Make any capital expenditures, capital additions or capital improvements, in excess of One Hundred Thousand Dollars ($100,000) in the aggregate in any one month period;

(p) Extend the period for payment of the Company’s account payables, accelerate the payment of the Company’s account receivables, otherwise change the Company’s accounting practices, including with respect to revenue recognition of deferred income, or take any other action outside of the ordinary course of business designed to make available an increased amount of cash;

(q) Establish, terminate or maintain any sales incentive or bonus program, trade promotion spending or allowance (including customers allowances and performance-based promotion spending), or other trade practice or policy, whether for the benefit of end-users, distributors, suppliers, employees or representatives of the Company, that would increase trade inventories or accelerate shipments of Products outside of the ordinary course of business.

(r) Materially change or make a material exception to any policy of the Company regarding the return of Products shipped to customers.

(s) Take or agree in writing or otherwise to take, any of the actions described in Sections 7.2(a) through (r) above.

7.3 No Solicitation.

(a) From and after the date of this Agreement until the Closing, neither Sellers nor the Company (through any officer, director, employee, representative or agent of the Company or otherwise) shall, directly or indirectly: (i) solicit, initiate, or encourage any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, share exchange, business combination, sale of all or substantially all assets, sale of shares of capital stock or similar transactions involving the Company other than the Transactions (any of the foregoing inquiries or proposals an “Acquisition Proposal”); (ii) engage or participate in negotiations or discussions concerning, or provide any non-public information to any person or entity relating to, any Acquisition Proposal; or (iii) agree to, enter into, accept, approve or recommend any Acquisition Proposal.  The Company and Sellers represent and warrant that the Company has the legal right to terminate any previously pending discussions or negotiations relating to an Acquisition Proposal without payment of any fee or other penalty.

(b) The Company shall notify the Purchaser immediately (and no later than 24 hours) after receipt by the Company or any Seller (or their advisors or representatives) of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company or any of the Sellers that it is considering making, or has made, an Acquisition Proposal.  Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact.

7.4 Confidentiality.

(a) “Confidential Information” means information of the Company that is confidential and proprietary to the Company and not generally available to the public.  Notwithstanding anything to the contrary, “Confidential Information” does not include information that (i) is or becomes generally available to the public other than as a result of a breach of this Agreement by a Seller or the Purchaser, as applicable, (ii) was available to a Seller or the Purchaser, as applicable, on a non-confidential basis prior to its disclosure by the Company to such Seller or the Purchaser, (iii) becomes available to a Seller or the Purchaser, as applicable, on a non-confidential basis from another source, provided that such other source is not known by such Seller or the Purchaser to be bound by, and to such Seller or the Purchaser’s knowledge such disclosure does not breach, directly or indirectly, a confidentiality agreement between such other source and the Company or (iv) is required to be disclosed by any applicable law, subpoena, court order, regulation, or judicial or administrative process, provided that, to the extent practicable and permitted by applicable law or regulation, such Seller or the Purchaser, as applicable, provides notice of such requirement to the Company for the purpose of enabling the Company to seek a protective order or otherwise prevent such disclosure.

(b) Each Seller agrees not to disclose any of the Company’s Confidential Information, directly or indirectly, or use it in any way, without the authorization of the Purchaser. Each Seller is hereby authorized to use the Company’s Confidential Information on behalf of the Purchaser in performance of such Seller’s duties as an employee or agent of the Purchaser.

(c) Until the Closing, the Purchaser shall (i) treat and hold as confidential any Confidential Information of the Company, (ii) shall not use any of the Company’s Confidential Information except in connection with this Agreement and the Transactions, and (iii) if this Agreement is terminated for any reason whatsoever, shall return to the Company all tangible embodiments (including electronic and all other copies) thereof which are in its possession or control. From and after the Closing, the Company shall treat and hold as confidential any Confidential Information and shall deliver to the Purchaser and not retain all tangible embodiments (including electronic and all other copies) thereof which are in its possession or control.

7.5 Access to Information.

(a) Subject to the provisions of Section 7.4 above, from the date of this Agreement until the Closing Date (or any earlier termination of this Agreement), the Company shall give to the Purchaser and the Purchaser’s accountants, attorneys, and other representatives (“Purchaser’s Representatives”), reasonable access during normal business hours to all properties, books, bank account records, contracts and documents of or related to the Company and its business and properties to the extent that doing so does not materially disrupt or interfere with the operations of the Company.  Subject to the provisions of Section 7.4 above, from the date of this Agreement until the Closing Date (or any earlier termination of this Agreement), each of the Company and each Seller shall, within a reasonable period of time after request thereof by the Purchaser, make available to the Purchaser all existing data and information concerning the business or properties of the Company, in each case as is in the possession of the Company and as the Purchaser reasonably may request.

(b) For a period of twelve (12) months following the Closing or in the event of any claim or litigation against a Seller in which Seller has a need to access Company information, the Purchaser shall make available for inspection and copying by Sellers and their representatives during normal business hours all records, files, documents and correspondence of the Company relating to any period ending with or prior to the Closing that are requested by Sellers in order to prepare and file any Return or other similar reports or notices or in order to defend against such claim or litigation, as the case may be, to the extent that doing so does not materially disrupt or interfere with the operations of the Purchaser or the Company after the Closing.

7.6 Notification of Certain Events.  Each of the parties hereto shall promptly notify the others in writing of (a) receipt of any notice from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, (b) any material claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting the Company or any of its property or assets, (c) any representation or warranty made by such party contained in this Agreement becoming untrue or inaccurate in any material respect and (d) any failure of the Company, the Sellers or the Purchaser, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it hereunder. Notwithstanding anything in this Agreement to the contrary, no such notification or investigation by any party shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party hereunder, nor shall it limit or otherwise affect the remedies available hereunder to the party receiving such notice.

7.7 Employment Matters.  The Company shall use its best efforts to arrange for the execution of offer letters between certain of the Company’s employees and the Purchaser or one of the Purchaser’s Subsidiaries, which may be presented to such employees either prior to or after the Closing.  In addition, the Purchaser shall identify certain employees of the Company which the Purchaser wishes to have agree to non-competition and non-solicitation provisions in connection with their offer letters, which provisions shall be for two years from the date of termination of employment.  The Company shall use its best efforts to arrange for such individuals to enter into such offer letters and non-competition and non-solicitation provisions with the Purchaser.

7.8 Waiver of Share Transfer Restrictions.  Each Seller expressly waives any transfer restrictions, procedural requirements or other obligations under such agreement with respect to the transfer of the Shares contemplated hereby.  Each Seller also hereby expressly waives any preemptive right that may exist in the Company Charter Documents or otherwise to purchase any of the Shares being transferred hereby.

7.9 Option Matters. At the Closing, the Company shall take all such actions as are necessary to terminate the Indilinx Option Plan, and all outstanding Indilinx Options granted thereunder, without the issuance of any further Indilinx Options prior to such termination.  The Company Option Holders will receive the Cash Consideration in the portions set forth as percentages opposite their names under the heading “Percentage of Cash Consideration to be Received” in consideration of a full release, in a form of Stock Option Termination Agreement (the “Release”) reasonably satisfactory to the Purchaser, of any claims of equity or other ownership in the Company; provided, that (i) $431,710 of the Cash Consideration (as may be adjusted in the final Consideration Schedule) payable to holders of vested Indilinx Options will be payable on the Closing Date, and (ii) $136,749 of the Cash Consideration (as may be adjusted in the final Consideration Schedule) payable to holders of unvested Indilinx Options will only be payable on the date (the “Option Payment Date”) on which the Purchaser telephonically confirms effectiveness of a Registration Statement (as defined in the Registration Rights Agreement) with the Securities and Exchange Commission (the “SEC”).

7.10 GENERAL RELEASE OF CLAIMS.

(a) As a condition and inducement to the Purchaser’s willingness to consummate the Transactions, for good and valuable consideration, the receipt and legal sufficiency of which is acknowledged by each Seller, effecting upon the Closing, each Seller knowingly and voluntarily releases and forever discharges:  (i) the Company and its subsidiaries, affiliates, officers, directors, employees, agents and representatives and the successors and assigns of all of the foregoing (collectively, the “Company Released Parties”) from any and all claims, controversies, actions, causes of action, cross-claims, counter-claims, rights, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date of this general release) and whether known or unknown, suspected, or claimed against any of the Company Released Parties that the Seller or any of his, her or its successors or assigns may have, relating in any way to or in connection with any matter or thing from the beginning of the world to the date hereof including, without limitation, any rights that the Seller may have to be indemnified by any Company Released Party under the terms of the certificate of incorporation or bylaws (or similar organizational documents) or pursuant to any indemnification agreement between the Seller and a Company Released Party (subject to the provisos below, all of the foregoing collectively referred to herein as the “Company Claims”); and (ii) the Purchaser and its subsidiaries, affiliates, officers, directors, employees, agents and representatives and the successors and assigns of all of the foregoing (collectively, the “Purchaser Released Parties”, and together with the Company Released Parties, the “Released Parties”) from any and all claims, controversies, actions, causes of action, cross-claims, counter-claims, rights, demands, debts, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, claims for costs and attorneys’ fees, or liabilities of any nature whatsoever in law and in equity, both past and present (through the date of this general release) and whether known or unknown, suspected, or claimed against any of the Purchaser Released Parties that the Seller or any of his, her or its successors or assigns may have, relating in any way to or in connection with any and all actions taken by any Purchaser Released Party from the beginning of the world to the date of this general release in connection with:  (A) the preparation, negotiation, execution or consummation of this Agreement or any of the schedules and exhibits thereto,  or in connection with any of the Transactions; and (B) the Company and its subsidiaries (subject to the immediately following proviso, all of the foregoing collectively referred to herein as the “Purchaser Claims”); provided, however, that no release is given hereunder in respect of any obligations required to be performed by any Released Party under the terms of this Agreement after the date hereof.  Each Seller represents that he, she or it has made no assignment or transfer of any of the Purchaser Claims or the Company Claims herein above mentioned or implied.  In signing this general release, each Seller acknowledges and intends that it shall be effective as a bar to each and every one of the Purchaser Claims or the Company Claims herein above mentioned or implied.  Each Seller expressly consents that this general release shall be given full force and effect according to each and all of its express terms and provisions, including those relating to unknown and unsuspected Purchaser Claims or the Company Claims (notwithstanding any state statute that expressly limits the effectiveness of a general release of unknown, unsuspected or unanticipated Purchaser Claims or the Company Claims), if any, as well as those relating to any other Purchaser Claims or the Company Claims herein above mentioned or implied.  Each Seller acknowledges and agrees that this waiver is an essential and material term of this general release and that without such waiver the Purchaser would not have agreed to consummate the Transactions.  Each Seller further agrees that in the event it should assert any Company Claim seeking damages against any of the Company Released Parties or any Purchaser Claim seeking damages against any of the Purchaser Released Parties, this general release shall serve as a complete defense to any such Claim.  Each Seller further agrees that there does not exist any Claim of the type described in or implied by this paragraph hereof and it is not aware of any pending or threatened Purchaser Claims or the Company Claims of the type described in or implied by this paragraph.  Each Seller agrees that if he, she or it violates this general release by suing any Released Parties, the Seller will pay all costs and expenses of defending against the suit incurred by the Released Parties, including reasonable attorneys’ fees.  Each Seller acknowledges and agrees that there may hereafter discover facts different from or in addition to those now known, or believed to be true, regarding the subject matter of this general release and further acknowledges and agrees that this general release shall remain in full force and effect, notwithstanding the existence of any different or additional facts.

(b) It is the intent of the parties that this general release shall be effective as a general release of all claims.  In furtherance of this intention, the Sellers acknowledge that they expressly waive any and all rights that might be claimed by the undersigned by reason of Section 1542 of the California Civil Code, which provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THIS RELEASE, WHICH IF KNOWN BY HIM OR HER MIGHT HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

BY SIGNING THIS GENERAL RELEASE, EACH SELLER REPRESENTS AND AGREES THAT HE, SHE OR IT:

(i) HAS READ THIS GENERAL RELEASE CAREFULLY;

(ii) UNDERSTANDS ALL OF ITS TERMS AND KNOWS THAT HE OR SHE IS GIVING UP IMPORTANT RIGHTS;

(iii) VOLUNTARILY CONSENTS TO EVERYTHING IN IT;

(iv) HAS BEEN ADVISED TO CONSULT WITH AN ATTORNEY BEFORE EXECUTING THIS GENERAL RELEASE AND HAS DONE SO OR, AFTER CAREFUL READING AND CONSIDERATION THE UNDERSIGNED HAS CHOSEN NOT TO DO SO OF HIS, OR HER OWN VOLITION; AND

(v) HAS SIGNED THIS GENERAL RELEASE KNOWINGLY AND VOLUNTARILY AND WITH THE ADVICE OF ANY COUNSEL RETAINED TO ADVISE THE UNDERSIGNED WITH RESPECT TO IT.

7.11 Further Assurances.  From time to time, at the Purchaser’s request, whether on or after the Closing Date and without further consideration, each Seller shall execute and deliver or cause to be executed and delivered such further instruments of conveyance and transfer and take such other action as the Purchaser reasonably may require more effectively to convey and transfer to the Purchaser title to the Shares and to effectuate the Transactions and at any time prior to Closing, take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions (including, without limitation, executing and delivering documents, obtaining all licenses, certificates, consents, approvals and authorizations, effecting all necessary registrations and filings required and furnishing any information and assistance as reasonably may be requested in connection with the foregoing). From time to time after the Closing, at the Company’s request, whether on or after the Closing Date and without further consideration, the Purchaser shall take such action (including, without limitation, executing and delivering documents) as the Company reasonably may require more effectively to effectuate the Transactions.

8. Conditions of the Closing.

8.1 Conditions to Sellers’ Obligations.  Each Seller’s obligation to sell the Shares to the Purchaser and to consummate the Closing shall be subject to the satisfaction of each of the following conditions, except to the extent the Sellers shall have waived in writing such satisfaction:

(a) Adverse Proceedings.  No provision of any applicable law or regulation and no order, judgment, injunction or decree of any court or administrative agency shall be in effect which restrains or prohibits the Transactions, and no suit, action, investigation, inquiry or other legal or administrative proceeding shall have been instituted by a governmental entity and shall remain pending on the Closing Date, which challenges the validity or legality of the Transactions.

(b) Performance of Conditions and Accuracy of Representations.  The Purchaser shall have duly performed or complied with its covenants and obligations in Section 6 or otherwise under this Agreement to be performed prior to the Closing in all material respects; all of its representations and warranties set forth in Section 6 hereof shall be true and correct in all material respects as of the date hereof and on the Closing Date as if made on and as of the Closing Date (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct in all material respects as of such date).

(c) Purchaser Closing Deliverables.  The Purchaser shall have delivered:

(i) to the Seller Representative, a copy of irrevocable instructions to the Purchaser’s transfer agent instructing the transfer agent to deliver to each Seller the Stock Consideration to the Sellers in the proportions set forth as percentages opposite such Sellers’ names under the heading “Percentage of Stock Consideration to be Received” in Exhibit A;

(ii) to the Company, (x) the OCZ Loan, and (y) the portion of the Cash Consideration payable to the holders of vested Indilinx Options, in each case by transfer of immediately available funds to the Company Bank Account;

(iii) to SoftBank, the properly executed OCZ Guarantee in the form hereto attached as Exhibit J; and

(iv) to Seller Representative, an officer’s certificate of the Purchaser certifying the matters set forth in Section 8.1(b).

(d) Board Approval. The Board of Directors of the Purchaser shall have authorized the execution and delivery of this Agreement and the consummation of the Transactions.

8.2 Conditions to Purchaser’s Obligations.  The Purchaser’s obligations to purchase the Shares and to pay to Sellers the Purchase Price therefore shall be subject to the satisfaction of each of the following conditions, except to the extent the Purchaser shall have waived in writing such satisfaction:

(a) Performance of Conditions and Accuracy of Representations.  The Company shall have duly performed or complied with all of the covenants and obligations in Section 7 or otherwise under this Agreement to be performed prior to or at the Closing in all material respects; all of the representations and warranties of the Sellers set forth in Section 4 and of the Company set forth in Section 5 shall be true and correct in all material respects (except that the representations and warranties set forth in Sections 4.2 and 5.4 shall be true and correct in all respects without regards to materiality) on the date hereof and on the Closing Date as if made on and as of the Closing Date (except for such representations and warranties that speak specifically as of the date hereof or as of another date, which shall be true and correct as of such date), it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality qualifications contained in such representations and warranties shall be disregarded.

(b) Third Party Consents.  All consents or approvals required to be obtained in connection with the Transactions as are set forth on Schedule 8.2(b) shall have been obtained and shall be in full force and effect.

(c) Adverse Proceedings.  No provision of any applicable law or regulation and no order, judgment, injunction or decree of any court or administrative agency shall be in effect which restrains or prohibits the Transactions, and no suit, action, investigation, inquiry or other legal or administrative proceeding shall have been instituted by a governmental entity and shall remain pending on the Closing Date, which challenges the validity or legality of the Transactions.

(d) Retention of Key End-Users and Distributors.  To Sellers’ or the Company’s knowledge, no Key End-User shall have indicated an intention to decrease the purchase of the Company’s products in any material amount, and no event, happening, or fact shall have occurred which would reasonably cause any Key End-User to decrease the purchase of the Company’s products in any material amount.  The Company shall have retained all its Distributors, and to the Sellers’ and Company’s knowledge, no Distributor shall have indicated an intention to materially reduce the volume of business transacted by such Distributor with the Company.

(e) No Material Adverse Change.  There shall not have occurred any change in the condition (financial or otherwise), properties, prospects, assets (including intangible assets), liabilities, business, operations, results of operations or client relationships of the Company that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.  The Company shall have continued the Company’s historic business and compensation practices in all material respects.

(f) Employment and Non-Solicitation Agreements.  Each of the Key Employees shall have entered into an Employment Agreement with the Company in the form attached as Exhibit D, which shall be in full force and effect as of the Closing. In addition, the Company shall have used its best efforts to arrange for the execution of offer letters for certain employees containing non-competition and non-solicitation provisions pursuant to Section 7.7 hereof.

(g) Restrictive Covenant Agreements.  Each of the Key Employees shall have entered into a Restrictive Covenant Agreement in the form attached hereto as Exhibit E, which shall be in full force and effect as of the Closing.

(h) Escrow Agreement.  The Escrow Agent, the Company and the Seller Representative shall have executed and delivered the Escrow Agreement in the form attached hereto as Exhibit B, which such shall be in full force and effect as of the Closing.

(i) Certificate. The representative director of the Company shall deliver to the Purchaser at the Closing a certificate certifying (i) the Company Charter Documents of the Seller and (ii) (a) resolutions of the Board of Directors of the Company and (b) its shareholders evidencing approval of this Agreement and the Transactions.

(j) Officers’ Certificate.  The Purchaser shall have received a certificate executed on behalf of Company by the Chief Executive Officer and Chief Financial Officer of the Company certifying that the conditions set forth in Sections 8.2(a), 8.2(c) and 8.2(e) have been satisfied.

(k) Registration Rights Agreement. Each Seller shall have executed and delivered the Registration Rights Agreement, which such shall be in full force and effect as of the Closing.

(l) Proprietary Information and Inventions Agreement.  Each of the Key Employees shall have entered into the Purchaser’s standard form of Proprietary Information and Inventions Agreement attached hereto in Exhibit F, which such shall be in full force and effect as of the Closing.

(m) Delivery of Shares. Each Seller shall have caused the Company to deliver to the Purchaser evidence of the Purchaser’s ownership of the Shares, certified by the representative director of the Company, together with a duly executed instrument of transfer in the form attached hereto as Exhibit G.

(n) Certified Share Register. The Company shall deliver, and the Sellers shall ensure that the Company shall have delivered, a copy of the updated register of shareholders of the Company, certified by the representative director of the Company, reflecting the conveyance to the Purchaser of the Shares being purchased by the Purchaser at the Closing.

(o) Financial Certificate.  The Purchaser shall have received a certificate executed on behalf of Company by the Chief Financial Officer of the Company certifying (i) the amount of the Closing Liabilities, (ii) the Estimated Closing Balance Sheet and (iii) the Estimated Working Capital Statement.

(p) Opinion of Counsel.  The Company shall have delivered an opinion of Kim, Chang & Lee, counsel to the Company, addressed to the Purchaser and dated the Closing Date, in the form attached hereto as Exhibit H.

(q) Seller Representation Statement; Number of Shareholders.  Each of the Sellers shall have delivered to Purchaser a signed Seller Representation Statement in substantially the form attached hereto as Exhibit I and each such Statement shall be true and correct and in full force and effect, and there shall be no more than thirty-five (35) Seller stockholders who are both (i) U.S. persons as defined under Regulation S under the Securities Act (a “U.S. Person”); and (ii) not “accredited investors” as defined in Rule 501 under the Securities Act.

(r) Resignation of Directors and Officers.  The Company shall deliver resignations from and executed by each member of the Board of Directors of the Company, and each of the officers of the Company, each of such resignations to be effective as of the Closing.

(s) Board Approval. The Company shall deliver resolutions of the Board of Directors of the Company, certified as being correct and complete and then in full force and effect, authorizing the execution and delivery of this Agreement and the consummation of the Transactions.

(t) Foreign Exchange Filings.  Each Seller shall have received authorization to purchase foreign stock pursuant to the Foreign Exchange Transaction Act, and the Company shall have received authorization to receive the OCZ Loan.

(u) Option Holder Release.  All Company Option Holders shall have entered into the Release, which remains in full force and effect.

9. Survival and Indemnification.

9.1 Survival of Representations.

(a) All representations and warranties contained in this Agreement or in any certificate, schedule or exhibit delivered pursuant hereto shall survive the Closing for a period of one year from the Closing Date and shall thereafter be terminated and shall have no further force or effect, except that (i) representations and warranties of each Seller in Sections 4.1 (Authority and Binding Obligation) and 4.2 (Title to Shares) and (ii) representations and warranties of the Company in Sections 5.3 (Authority and Binding Obligation), 5.4 (Capitalization), 5.6 (Absence of Undisclosed Liabilities), 5.9 (Taxes) and 5.10 (Intellectual Property Rights) (collectively, the “Fundamental Representations”) shall survive for two years from the Closing Date and shall thereafter be terminated and of no further force or effect.

(b) The right of the Purchaser to recover any relief (including, without limitation, any Damages) against Sellers resulting from, arising out of or incurred with respect to any inaccuracy in, breach or violation of or default under any particular representation or warranty contained in this Agreement shall terminate upon, and be forever barred from and following, the termination under Section 9.1(a) of such representation or warranty; provided, however, if the Purchaser provides to the Seller Representative written notice, prior to the day of termination of such representation or warranty, of a claim pertaining to the Company’s or the Sellers’ inaccuracy in, breach or violation of or default under such representation or warranty (which notice shall contain all information required of a Claim Notice) then, subject to the other provisions of this Section 9, such claim of the Purchaser shall survive termination of such representation or warranty indefinitely until such claim is finally resolved.  Except as expressly provided in this Section 9.1(b), upon termination of any particular representation or warranty contained in this Agreement, the Purchaser shall not be entitled to recover any relief (including, without limitation, any Damages) resulting from, arising out of or incurred with respect to any inaccuracy in, breach or violation of or default under such terminated representation or warranty.

(c) All covenants and agreements under this Agreement shall survive until fully performed, unless limited by their terms or purpose.

9.2 Indemnification by Major Sellers of the Purchaser.  Subject to the limitations set forth in this Section 9, the Major Sellers shall, jointly and severally, indemnify and shall hold Purchaser and its affiliates, officers, directors, agents, representatives, attorneys and employees, and each person, if any, who controls or may control the Purchaser (individually a “Purchaser Indemnified Person” and collectively the “Purchaser Indemnified Persons”) harmless from and against any liability, loss, cost, expense, claim, lien or other damage, including, without limitation, reasonable attorneys’ fees and expenses (all of the foregoing items for purposes of this Agreement are referred to as “Damages”), resulting from, arising out of or incurred with respect to:

(a) any misrepresentation, inaccuracy or breach or default of any representation or warranty given or made by such Major Seller or the Company herein or in any certificate, schedule or exhibit delivered pursuant hereto at the Closing;

(b) any breach, nonfulfillment of or failure of such Major Seller or the Company to perform or observe any covenant or agreement contained herein on the part of such Major Seller or the Company;

(c)  any Purchase Price adjustment pursuant to Sections 3.1(d), 3.2(d) or 2.2(c);

(d) any “Covered Matter” listed on Schedule 9.2(d); or

(e) the Purchaser’s enforcement of its rights under this Section 9.2.

9.3 Indemnification by Non-Major Sellers of the Purchaser. Subject to the limitations set forth in this Section 9, each Seller who is not a Major Seller shall, severally but not jointly, indemnify and shall hold any and all Purchaser Indemnified Persons harmless from and against any Damages, resulting from, arising out of or incurred with respect to:

(a) any misrepresentation, inaccuracy or breach or default of any representation or warranty given or made by such Seller in Section 4 (other than Section 4.4) or in any certificate, schedule or exhibit delivered pursuant thereto at the Closing;

(b) any breach, nonfulfillment of or failure of such Seller to perform or observe any covenant or agreement contained herein on the part of such Seller;

(c) any “Covered Matter” listed on Schedule 9.2(d); or

(d) the Purchaser’s enforcement of its rights under this Section 9.2.

9.4 Maximum Indemnification; Limitations.  The maximum liability of each Seller to the Purchaser Indemnified Persons for indemnification for misrepresentations, inaccuracies, breaches or defaults of representations and warranties of the Sellers and, if such Seller is a Major Seller, the Company, under Sections 9.2 or 9.3, as the case may be, shall be 25 percent (25%) of the Purchase Price payable to such Seller pursuant to Section 1 hereof.  In order to fulfill Sellers’ obligations pursuant to Section 9.2, Damages owed to the Purchaser shall be paid (i) first out of the Escrow Amount, (ii) second, in the event any Damages to the Purchaser Indemnified Persons exceed the amount of the Escrow Amount or arise after the two-year anniversary of the Closing Date where the Escrow Amount may have been released, by the Sellers on joint and several basis and (iii) by any further remedies available to the Purchasers in law or in equity.  Notwithstanding the foregoing, any limitation contained in the provisions of this Section 9.4 shall not apply to (a) fraud, intentional misrepresentation or criminal activity or (b) the breach of any Fundamental Representation.

9.5 Procedures for Indemnification. The Purchaser Indemnified Person(s) may seek indemnification from the Sellers for any Damages with respect to an indemnification claim under this Agreement (a “Claim”) by promptly giving written notice (a “Claim Notice”) to the Seller Representative specifying in reasonable detail the Damages claimed (and a good faith reasonable estimate thereof), pursuant to the Escrow Agreement.  On behalf of the Sellers, the Seller Representative may respond, not respond, negotiate, settle or make any decisions in respect of a Claim Notice pursuant to the Escrow Agreement.

9.6 Third-Party Claims.  In the event that a Purchaser Indemnified Person becomes aware of a third-party claim which could result in Damages for which it or any other Purchaser Indemnified Person may be entitled to indemnification hereunder, such Purchaser Indemnified Person shall promptly and without delay notify Seller Representative of such third-party claim, and Sellers shall be entitled, at their own expense, to participate in any defense of such claim; provided, however, that no delay or failure on the part of the Purchaser in notifying the Seller Representative shall relieve the Sellers from any obligation hereunder unless the Sellers are thereby prejudiced (and then solely to the extent of such prejudice).  A Purchaser Indemnified Person shall be entitled to assume the defense of such third-party claim with counsel of its selection.  A Purchaser Indemnified Person shall have the right in its sole discretion to settle any such Claim; provided, however, in the event that the Seller Representative has not consented to any such settlement in writing, the Seller Representative shall retain the right to object under this Section 9 to the amount of any Claim by a Purchaser Indemnified Person for indemnity with respect to such settlement, including the reasonableness of the amount of such settlement; provided further, however, that in the event that Seller Representative has consented in writing to any settlement of any third-party claim to which any Purchaser Indemnified Person is entitled to indemnification under this Section 9, Seller Representative shall have no power or authority to object under any provision of this Section 9 to the amount of any Claim by the Purchaser for indemnity with respect to such settlement.

9.7 Knowledge of or Investigation by Purchaser.  All of the Sellers’ and the Company’s representations and warranties in this Agreement or in any agreement or instrument delivered pursuant to this Agreement shall not be affected by any investigation conducted for or on behalf of, or any knowledge, whether actual, constructive or imputed, possessed or acquired at any time by, the Purchaser or any affiliate, employee or representative of the Purchaser, concerning any circumstance, action, omission or event relating to the accuracy, inaccuracy, compliance, noncompliance, performance or nonperformance of any representation, warranty, covenant, agreement or obligation with respect thereto.

10. Seller Representative.

10.1 Designation and Replacement of Seller Representative.  The Sellers have agreed that it is desirable to designate a representative to act on behalf of the Sellers for certain limited purposes, as specified herein (the “Seller Representative”) as the Seller’s agent, proxy and attorney-in-fact.  The Sellers hereby appoint and designate DLS Law Firm as the initial Seller Representative.  The appointment and agency created hereby is irrevocable, and shall be deemed to be coupled with an interest.  The Seller Representative may resign at any time, but no resignation shall be effective until a new Seller Representative, who shall be reasonably able to perform the duties of the Seller Representative and reasonably satisfactory to the Purchaser, has been appointed and agrees in a writing delivered to the Purchaser to be bound by the terms of this Agreement.  Subject to the foregoing, in the event of the death, incapacity, resignation or removal of a Seller Representative, a new Seller Representative shall be appointed by a vote or consent of a majority of the Sellers (pro rata in accordance with their Pro-rata Interest), such appointment to become effective upon the later of the date set forth in notice of such vote or written consent or the date such notice of such vote or written consent is received by the Purchaser or the Company.  All decisions, actions, consents and instructions by the Seller Representative shall be binding upon all of the Sellers, and no Seller shall have the right to object to, dissent from, protest or otherwise contest the same.  The Purchaser shall be entitled to rely on any action taken or decisions made by the Seller Representative, as being the action or decision of the Sellers, and the Purchaser is hereby relieved from any liability to any person for acts done by them in accordance with any such decision, act, consent or instruction.

10.2 Authority and Rights of the Seller Representative; Limitations on Liability.  The Seller Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement, including the administration of the Escrow; provided, however, that the Seller Representative shall have no obligation to act on behalf of the Sellers, except as expressly provided herein or therein.  Without limiting the generality of the foregoing, the Seller Representative shall have full power, authority and discretion (i) to negotiate, settle, compromise or take any other action to otherwise handle any claim for indemnification by any Purchaser Indemnified Person pursuant to Section 9; (ii) to resolve any and all post-closing disputes by and on behalf of the Sellers; and (iii) to act on behalf of the Sellers with respect to any and all other matters hereunder.  The Seller Representative shall have no liability to the Purchaser, the Company or the Sellers with respect to actions taken or omitted to be taken in its capacity as the Seller Representative, except with respect to the Seller Representative’s gross negligence or willful misconduct.  The Seller Representative shall at all times be entitled to rely on any directions received from a majority of the Sellers.  All decisions, actions, consents and instructions by the Representative shall be binding upon all of the Sellers, and no Seller shall have the right to object to, dissent from, protest or otherwise contest the same.

10.3 Representations of the Seller Representative.  The Seller Representative represents and warrants to the Purchaser that the Seller Representative has all requisite power and authority to execute and deliver this Agreement and to perform all obligations to be performed by it hereunder and to consummate the Transactions.  This Agreement has been and duly and validly executed and delivered by the Seller Representative and constitutes a legal, valid and binding obligation of the Seller Representative, enforceable against the Seller Representative in accordance with his or her respective terms, except as enforcement may be limited by general principles of equity, whether considered in a proceeding at law or in equity, and by applicable bankruptcy, insolvency, moratorium and similar laws affecting creditors’ rights generally.  The execution, delivery and performance by the Seller Representative of this Agreement and the consummation by the Seller Representative of the Transactions do not and will not (i) conflict with or violate any provision of law applicable to the Seller Representative or by which any property or asset of the Seller Representative is bound or affected, (ii) conflict with, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any person pursuant to, give to others any rights of termination, acceleration or cancellation of, or other change of any right or obligation or the loss of any benefit to which the Seller Representative is entitled under, any provision of any agreement, indenture or other instrument to which the Seller Representative is a party of by which the Seller Representative or any of his or her assets may be bound, or (iii) result in the creation or imposition of any Encumbrance on any assets of the Seller Representative or result in a violation or revocation of any license, permit, franchise, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Seller Representative from any governmental authority or other person, except to the extent that the occurrence of any of the foregoing would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Seller Representative to perform his or her obligations under this Agreement.

11. Termination; Remedies.

11.1 Termination.  This Agreement may be terminated at any time prior to the Closing (with respect to Section 11.1(b) through Section 11.1(d), by written notice by the terminating party to the other party):

(a) by the mutual written consent of the Purchaser and the Company;

(b) by either the Purchaser or the Company, if the Closing shall not have been consummated by the end of business on June 15, 2011; provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date;

(c) by either the Purchaser or the Company if a court of competent jurisdiction or other governmental entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Closing, unless the party relying on such order, decree or ruling or other action has not complied in all material respects with its obligations under this Agreement; or

(d) by the Purchaser or the Company, if there has been an inaccuracy in, breach of, default of or failure to perform any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which (i) causes the conditions set forth in Section 8.2 (in the case of termination by the Purchaser) or Section 8.1 (in the case of termination by the Company) not to be satisfied and (ii) shall not have been cured within fifteen (15) days following receipt by the breaching party of written notice of such breach from the other party.

(e) by the Purchaser or the Company if such party has satisfied all of its conditions to Closing pursuant to Section 8.1 (in the case of the Purchaser) or Section 8.2 (in the case of the Company) and the other party unreasonably refuses to close without cause.

11.2 Effect of Termination.  Sections 7.4 and 12 shall remain in full force and effect and survive any termination of this Agreement.  Except as provided in the preceding sentence, in the event of termination of this Agreement as provided in Section 11.1, this Agreement shall forthwith become void, and there shall be no liability or obligation on the part of the Purchaser, the Company, any Seller or their respective officers, directors, or shareholders.  Notwithstanding the foregoing, where a termination results from the knowing or willful breach by a party of any of its representations, warranties or covenants set forth in this Agreement, the non-breaching party or parties shall have such rights as may be available to such party or parties under applicable law.

11.3 Fees and Expenses.

(a) Except as expressly provided herein, all fees and expenses incurred by the parties in connection with this Agreement and Transactions shall be paid by the relevant party incurring such fees and expenses.

(b) A termination fee equal to:

(i) US$3.2 million shall be paid by the Company to the Purchaser in the event of a termination of this Agreement by the Company pursuant to Section 11.1 if the Company executes any agreement providing for the merger, acquisition, license or sale of substantially all of its assets, or any similar transaction within twelve (12) months following such termination.

(ii) US$1.6 million shall be paid by the Company to the Purchaser in the event of a termination of this Agreement by the Purchaser pursuant to Section 11.1(d) relating to the condition in Section 8.2(f) not having been satisfied; provided, that such amount shall not be payable if Key Employees are unable to enter into Employment Agreements due to death, incapacity, or similar disability.

(iii) US$3.2 million shall be paid by the Purchaser to the Company in the event of a termination of this Agreement by the Company pursuant to Section 11.1(e).

(c) Notwithstanding the foregoing, no termination fee shall be payable pursuant to this Section 11.3 if the unavailability of Korean governmental approvals necessary to satisfy the conditions to Closing pursuant to Section 8.1 (in the case of the Purchaser) or Section 8.2 (in the case of the Company) results in the termination of this Agreement pursuant to Section 11.1.

(d) Any termination fee due under Section 11.3(b)(i) or (ii) shall be paid by the Company to the Purchaser by wire transfer of immediately available U.S. funds, to such account information provided by the Purchaser, within one (1) Business Day after the date of termination of this Agreement by the Purchaser.  Any termination fee due under Section 11.3(b)(iii) may be paid, in the option of the Purchaser, in OCZ Common Stock (valued as of the date of termination by the Company) or in immediately available U.S. funds, to such account information provided by the Company, within one within one (1) Business Day after the date of termination of this Agreement by the Company.

(e) The parties acknowledge that the agreements contained in this Section 11.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement.  If either party fails to promptly pay to the other party any fee due hereunder, the non-paying party shall pay the costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of any unpaid fee at the publicly announced prime rate of Bank of America, N.A. plus 1% per annum, compounded quarterly, from the date such expense reimbursement or fee was required to be paid.

12. Miscellaneous.

12.1 Jurisdiction; Venue; Services of Process.  Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of California and of the United States of America, in each case located in the County of Santa Clara for any Proceeding arising out of or relating to this Agreement and the Transactions (and agrees not to commence any Proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in this Agreement shall be effective service of process for any Proceeding brought against it in any such court. Each of the parties hereto hereby irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or the Transactions in the courts of the State of California or the United States of America, in each case located in the County of Santa Clara, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

12.2 Waiver of Jury Trial.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

12.3 Waivers.  Any waiver of any of the terms or conditions of this Agreement must be in writing and must be duly executed by or on behalf of the party to be charged with such waiver.  The failure of a party to exercise any of its rights hereunder or to insist upon strict adherence to any term or condition hereof on any one occasion shall not be construed as a waiver or deprive that party of the right thereafter to insist upon strict adherence to the terms and conditions of this Agreement at a later date.  Further, no waiver of any of the terms and conditions of this Agreement shall be deemed to or shall constitute a waiver of any other term of condition hereof (whether or not similar).

12.4 Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed to have been duly given only if done in the following ways: (i) on the day of delivery if delivered personally, (ii) five (5) Business Days after the date of mailing if mailed by registered or certified first class mail, postage prepaid, (iii) two (2) Business Day following deposit with an overnight air courier service, or (iv) when sent by facsimile or electronic transmission (with a copy promptly sent by registered or certified mail return receipt requested), to the other party at the following address (or to such person or persons or such other address or addresses as a party may specify by notice pursuant to this provision):

(a)	If to the Purchaser, to:

OCZ Technology Group, Inc.
6373 San Ignacio Ave.
San Jose, CA 95119
Facsimile No. (408) 904-6907
Attn: Arthur F. Knapp, Jr., CFO
E-Mail: art@ocztechnology.com

With a copy to:

DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303
Facsimile No. (650) 833-2001
Attn:	Edward Batts
Andrew Ledbetter
E-mail:	Edward.Batts@dlapiper.com
Andrew.Ledbetter@dlapiper.com

(b)	If to the Company, to:

Indilinx Co., Ltd.
309-2 C-dong Bundang Techno Park, 145 Yatap-dong, Bundang-gu, Seongnam-si, Gyeonggi-do, 463-760 Republic of Korea
Facsimile No. (82)(31) 709-6325
Attn: Bumsoo Kim
E-Mail: bumsoo@indilinx.com

With a copy to:

Kim, Chang & Lee
Wonseo Building, 171 Wonseo-dong
Chongro-ku, Seoul, 110-280 Republic of Korea
Facsimile No.: 82-2-725-8727/8
Attn: Kang-Ho Jhe
E-mail: jhe@kimchanglee.co.kr

(c)	If to Sellers or the Seller Representative, to such address as is set forth under his, her or its name onExhibit A hereto:

12.5 Amendments.  This Agreement may be amended, supplemented or modified by a writing signed on behalf of each of the parties hereto.

12.6 Expenses.  The Purchaser shall bear the expenses of the Purchaser in connection with this Agreement and the Transactions.  The Company shall bear the expenses of the Company and Sellers in connection with this Agreement and the Transactions, including, without limitation, financial advisors’, attorneys’ and accountants’ fees and any transfer taxes, if any, in connection with the Transactions.  Notwithstanding anything in the foregoing, in the event that any expenses of the Company or the Seller have not been paid by the Company as of the Closing, such expenses shall be deducted from the Purchase Price payable to Sellers under Section 1 hereof.

12.7 Entire Agreement.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the exhibits and schedules hereto, including the Disclosure Schedule, together constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof except for that certain Mutual Non-Disclosure Agreement dated September 17, 2010, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms.

12.8 Governing Law.  This Agreement shall be governed by and interpreted in accordance with the laws of the State of California applicable to agreements made and to be performed in the State of California.

12.9 Section and Paragraph Headings.  The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

12.10 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Execution and delivery of this Agreement by facsimile or other electronic transmission in PDF format shall constitute due execution and delivery for all purposes.

12.11 Parties in Interests.  Nothing contained in this Agreement, express or implied, is intended to confer upon any person or entity, other than the parties hereto and their permitted assignees, any rights or remedies under or by reason of this Agreement.  No assignment of this Agreement or any rights hereunder by any party shall be given any effect without the prior written consent of the other party.  Subject to the preceding sentences, this Agreement shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors and assigns.

12.12 Definition of knowledge, Business Day and Material Adverse Effect.  For purposes of this Agreement, (a) the term “knowledge” as applied to (i) Sellers shall mean any and all information which any of the Sellers actually knew of or reasonably should have known of either given their position at and ownership interest in the Company or after due inquiry and (ii) the Company shall mean any and all information which was actually known or reasonably should have been known by any executive officer or key employee of the Company; (b) the term “Business Day” shall mean a day (i) other than a Saturday or Sunday and (ii) on which commercial banks are open for business in California and (c)  “Material Adverse Effect” means any event, change or effect that, individually or together with all other events, changes or effects prior to the date of determination has had or would reasonably be expected to have a materially adverse to the financial condition, properties, assets (including, without limitation, intangible assets), liabilities, business, operations, or results of operations of the Company taken together as a whole, or the ability of the Company to consummate the Transactions; provided, however, that a “Material Adverse Effect” shall not include any event, change or effect resulting from changes exclusively attributable to (i) general economic conditions (provided such entity or group of entities is not disproportionately impacted by such conditions), (ii) general industry conditions (provided such entity or group of entities is not disproportionately impacted by such conditions), (iii) the announcement or pendency of the Transactions, (iv) any action or inaction by the Company (A) taken or omitted to be taken with the Purchaser’s prior written consent, (B) at the Purchaser’s written request, or (C) required by this Agreement, (v) any modifications of or to law applicable to the Company or any generally accepted accounting principles or the interpretation or application thereof; or (vi) any act of terrorism, war, calamity or act of God, to the extent that such act does not have a materially disproportionate effect on the Company.

12.13 Currency.  All references herein to “Dollars” and amounts preceded by a “$” shall be construed as references to United States dollars.  All references herein to “KRW” shall be construed as references to Korean won.

12.14 Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

12.15 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

12.16 Severability.  In the event that any of the provisions of this Agreement shall be held by a court or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, such provisions shall be limited or eliminated to the minimum extent necessary so that this Agreement shall otherwise remain in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

PURCHASER

OCZ TECHNOLOGY GROUP, INC.

By:
Name:	Ryan M. Petersen
Title:	President and Chief Executive Officer

COMPANY

INDILINX CO., LTD.

By:
Name:	Bumsoo Kim
Title:	President and Chief Executive Officer

SELLER REPRESENTATIVE

DLS LAW FIRM

By:
Name:
Title:

[Signature Page to Share Purchase Agreement]

SELLERS

For and on behalf of all the Sellers

By:
Name:	Bumsoo Kim
Title:	Attorney-in-fact

IMPORTANT SELLER ACKNOWLEDGEMENT:  By signing above, each Seller (or any attorney-in-fact signing on behalf of such Seller) hereby acknowledges that he, she or it: (i) has read and understands this Agreement , (ii) has full authority and capacity to sign this Agreement without further consent or agreement from any other trustee or person (with respect to a trust) or from his or her spouse (with respect to an individual), unless such trustee, person or spouse co-signs this Agreement herewith, (iii) understands that such Seller is making individual representations and warranties as set forth in Section 4 hereof and, in the case of a Major Seller, Section 5 hereof, (iv) understands that such Seller is providing for indemnities for breaches of such individual representations and is providing for indemnities with respect to other matters, each as set forth in Section 9 hereof, and (v) understands that such Seller is providing for a general release of claims as set forth in Section 7.11 hereof.

[Signature Page to Share Purchase Agreement]

i

Exhibits and Schedules

Annex A	Definitions

Annex B	Schedule of Key Employees

Exhibit A	Consideration Schedule

Exhibit B	Form of Escrow Agreement

Exhibit C	Form of Registration Rights Agreement

Exhibit D	Form of Employment Agreement

Exhibit E	Form of Restrictive Covenant Agreement

Exhibit F	Form of Proprietary Information and Inventions Agreement

Exhibit G	Form of Legal Opinion

Exhibit H	Form of Instrument of Transfer

Exhibit I	Form of Seller Representation Statement

Exhibit J	Form of Guarantee

DISCLOSURE SCHEDULE:

Annex A

Definitions

Term	Section

Acquisition Proposal	Section 7.3(a)
Agreement	Introduction
Average Closing Nasdaq Price	Section 1.4(a)
Balance Sheet	Section 5.6
Business Day	Section 12.12
Cash Consideration	Section 1.4(c)
Claim	Section 9.4
Claim Notice	Section 9.4
Closing	Section 2.1
Closing Date	Section 2.1
Closing Liabilities	Section 3.1(e)
Closing Liabilities Statement	Section 3.1(a)
Closing Working Capital	Section 3.2(e)(i)
Common Shares	Recitals
Company	Introduction
Company Bank Account	Section 2.2
Company Benefit Plan	Section 5.16(a)
Company Charter Documents	Section 5.1(a)
Company Claims	Section 7.11(a)
Company Financial Statements	Section 5.5
Company Intellectual Property	Section 5.10(a)(iv)
Company IP Licenses	Section 5.10(a)(iii)
Company Licensed Intellectual Property	Section 5.10(a)(v)
Company Option Holders	Section 2.2
Company Products	Section 5.10(a)(vii)
Company Registered Intellectual Property Rights	Section 5.10(b)
Company Released Parties	Section 7.11(a)
Company-Owned Intellectual Property	Section 5.10(a)(vi)
Confidential Information	Section 7.4(a), Section 5.10(f)
Consideration	Section 1.2, Section 1.4(c)
Consideration Schedule	Section 2.2
Copyrights	Section 5.10(a)(ii)
Covered Matter	Section 9.2(d), Section 9.3(c)
Damages	Section 9.2
Disclosure Schedule	Section 5
Dollars	Section 12.13
Encumbrances	Section 4.2
Environmental Claim	Section 5.22(f)(i)
Environmental Law	Section 5.22(f)(ii)
Equitable Exceptions	Section 5.3(b)
Escrow Agreement	Section 2.2
Escrow Amount	Section 2.2
Escrow Distribution Schedule	Section 2.3
Escrow Fund	Section 2.3
Escrow Termination Date	Section 2.3

Term	Section

Estimated Closing Balance Sheet	Section 3.1(a)
Estimated Closing Working Capital Statement	Section 3.2(a)
Expected Working Capital Amount	Section 3.2(e)(ii)
FCPA	Section 5.14(c)
Fundamental Representations	Section 9.1(a)
Governmental Authority	Section 5.1(a)
Hazardous Substance	Section 5.22(f)(iii)
Included Current Assets	Section 3.2(e)(iii)
Included Current Liabilities	Section 3.2(e)(iv)
Indilinx Option Plan	Section 5.4(c)
Indilinx Options	Section 2.2
Initial Escrow Release Date	Section 2.3
Intellectual Property	Section 5.10(a)(i)
Intellectual Property Rights	Section 5.10(a)(ii)
Internet Properties	Section 5.10(a)(ii)
Inventory	Section 5.20
Key Employees	Section 2.2
Key End-Users	Section 5.18(c)
Key Suppliers	Section 5.18(c)
knowledge	Section 12.12
Korea	Section 5.1(a)
Korean GAAP	Section 3.1(a)
KRW	Section 12.13
Limited Source Suppliers	Section 5.18(c)
Major Sellers	Section 4.4
Material Adverse Effect	Section 12.12
Material Contract	Section 5.8(a)
Methodologies	Section 3.1(a)
OCZ	Introduction
OCZ Common Stock	Section 1.4(b)
OCZ Guarantee	Section 2.2
OCZ Loan	Section 2.2
Patents	Section 5.10(a)(ii)
Permits	Section 5.23
Permitted Encumbrances	Section 5.11(a)
Person	Section 5.22(f)(iv)
Plan	Section 5.16(a)
Proceeding	Section 5.13
Product	Section 5.18(d)
Purchase Price	Section 1.2
Purchaser	Introduction
Purchaser Claims	Section 7.11(a)
Purchaser Indemnified Person	Section 9.2
Purchaser Indemnified Persons	Section 9.2
Purchaser Released Parties	Section 7.11(a)
Purchaser’s Representatives	Section 7.5(a)
Registered Intellectual Property Rights	Section 5.10(a)(viii)
Registration Rights Agreement	Section 2.4
Related Parties	Section 5.25
Release	Section 7.10
Released Parties	Section 7.11(a)

Term	Section

Returns	Section 5.9(a)
Revised Closing Balance Sheet	Section 3.2(c)
Revised Closing Liabilities Statement	Section 3.1(c)
Revised Closing Working Capital Statement	Section 3.2(c)
Securities Act	Section 2.2
Seller Representative	Section 10.1
Seller, Sellers	Introduction
Series A Shares	Recitals
Series B Shares	Recitals
Series C Shares	Recitals
Shares	Recitals
SoftBank	Section 2.2
Software	Section 5.10(a)(i)
Source Code	Section 5.10(x)
Standard Commercial Software	Section 5.10(a)(iii)
Subsidiary	Section 5
Tax Authority	Section 5.9(a)
Tax Benefits	Section 5.9(k)
Tax Liens	Section 5.9(e)
Tax, Taxes, Taxation	Section 5.9(a)
Trademarks	Section 5.10(a)(ii)
Transactions	Recitals
Update, Updates	Section 5

v

Annex B

Schedule of Key Employees

Name	Consideration Value Reduction
Bumsoo Kim	$250,000
Hyun Mo Chung	$150,000
Soogil Jeong	$174,900
Dong Sop Lee	$78,409
Hyoun Kwon Jeong	$180,785
Byung Joo Lee	$88,000
Geon Young Hong	$88,960
Moon Soo Han	$88,364
Byung Young Ahn	$88,364
Jai Yeol Lee	$69,338

Exhibit A

Consideration Schedule

Sellers	Company Option Holders	Number of Indilinx shares held	Percentage Stock Consideration to be Received	Percentage Cash Consideration to be Received	Percentage of Escrow Distribution*

*	Subject to adjustments as set forth in Sections 2.2(c), 3.1(d) and 2.3(d).
**	Cash Consideration will only be payable to the holders of unvested Indilinx Options on the Option Payment Date.

Exhibit B

Form of Escrow Agreement

Exhibit C

Form of Registration Rights Agreement

Exhibit D

Form of Employment Agreement

Exhibit E

Form of Restrictive Covenant Agreement

Exhibit F

Form of Proprietary Information and Inventions Agreement

Exhibit G

Form of Instrument of Transfer

Exhibit H

Form of Legal Opinion

Exhibit I

Form of Seller Representation Statement

PART I: STOCK CERTIFICATE QUESTIONNAIRE

Pursuant to Section 8.2(q) of the Agreement please provide us with the following information:

1. The exact name that the Seller’s Securities are to be registered in (this is the name that will appear on your stock certificate(s)).  A nominee name may be used if appropriate:

2. The relationship between the Seller and the Registered Holder listed in response to Item 1 above:

3. The mailing address of the Registered Holder listed in response to Item 1 above:

4. The Social Security Number or Tax Identification Number of the Registered Holder listed in response to Item 1 above:

PART II: REGISTRATION STATEMENT/SUITABILITY QUESTIONNAIRE

Pursuant to Section 8.2(q) of the Agreement, please provide the information below.  All capitalized terms not defined in this Part II of the Seller Representation Statement shall have the meanings assigned to them in the Purchase Agreement.

PART A

In connection with the preparation of the Registration Statement, please provide us with the following information:

1. Pursuant to the “Selling Stockholder” section of the Registration Statement, please state the Seller’s name exactly as it should appear in the Registration Statement:

2. Please provide the number of shares of OCZ Common Stock that the Seller will own immediately after Closing, including those shares acquired by the Seller pursuant to the Stock Purchase Agreement and those shares purchased by the Seller through other transactions:

3. Please explain the nature of the beneficial ownership of the shares of OCZ Common Stock owned by any Seller that is not a natural person, including any shares of OCZ Common Stock not held of record by the Seller:

4. If the Seller is not a natural person, please identify each natural person who will exercise sole or shared voting and/or dispositive power with respect to the shares of OCZ Common Stock owned by the Seller immediately after the Closing.  Please also specify in what capacity such person(s) will exercise their voting and/or dispositive power with respect to such shares.

Natural Person(s)	Relationship to Seller

5. Disclose the details of any rights to acquire shares of OCZ Common Stock that the Seller may have:

6. Has the Seller or any of its affiliates, officers, directors, or principal equity holders (owners of 5% or more of the Seller’s equity securities) held any position or office or had any material relationship within the past three years with OCZ or any of its Subsidiaries or affiliates?

Yes  ☐                      No  ☐

If yes, please indicate the nature of any such relationships below:

7. Is the Seller a broker-dealer registered with the SEC?

Yes  ☐                      No  ☐

If yes, please indicate if you received any OCZ Common Stock as compensation for investment banking services:

Yes  ☐                      No  ☐

8. Is the Seller affiliated with any registered broker-dealer?

Yes  ☐                      No  ☐

If yes, please certify that you acquired your OCZ Common Stock in the ordinary course of business and that, at the time of acquisition, you had no agreements or understandings, directly or indirectly, with any person to distribute such shares:

Yes  ☐                      No  ☐

In addition, please identify such broker-dealer and explain the relationship that such registered broker-dealer has with the Seller (including details of any affiliation or other relationship).

Registered Broker-Dealer	Relationship to Seller

PART B

Pursuant to Section 8.2(q) of the Purchase Agreement, please provide us with the following information, and we will use the Seller’s responses to qualify the Seller for purposes of federal and state securities laws:

9. IDENTIFICATION

Name:

Address of principal place of business:

State (or Country) of formation or incorporation:

Contact Person:

Telephone Number:

Facsimile Number:

Email Address:

Type of Entity (corporation, partnership, trust, etc.):

Social Security or Taxpayer or Employer Identification Number:

10. RESIDENCE INFORMATION

Please indicate the jurisdiction in which the Seller resides, if the Seller is a natural person, or in which the Seller is chartered and the jurisdiction in which it maintains its principal offices:

11. INVESTMENT REPRESENTATION

Is the Seller purchasing the securities offered for its and for investment purposes only?

Yes  ☐                      No  ☐

If no, please state for whom Seller is the investing and/or the reason for investing.

12. SIGNATURE

The above information is true and correct in all material respects and the undersigned recognizes that OCZ and its counsel are relying on the truth and accuracy of such information in reliance on the exemption under the Securities Act. The undersigned agrees to notify OCZ promptly of any changes in the foregoing information which may occur prior to the investment.

Executed at _________________________, _____________________ on ___________, 2011.

Name of Entity:___________________________________________________________

By:	_________________________
Name:	_________________________
Its:	_________________________

IF THE INVESTMENT WILL BE MADE BY MORE THAN ONE ENTITY, WHETHER OR NOT AFFILIATED, PLEASE COMPLETE A COPY OF THIS SELLER REPRESENTATION STATEMENT FOR EACH ENTITY.

Exhibit J

Form of OCZ Guarantee

Disclosure Schedule
Separately Attached